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                REGISTRATION AND REPORTING UNDER
              THE SECURITIES EXCHANGE ACT OF 1934

               REGISTRATION STATEMENT ON FORM 10
                SECURITIES & EXCHANGE COMMISSION


                AMENDMENT NUMBER TWO TO FORM 10

          GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT
                            OF 1934

For the year ended December 31, 1997.

                    INDO-PACIFIC ENERGY LTD.
     (Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA           NOT APPLICABLE
(State or Jurisdiction of          (I.R.S. Employer
incorporation or organization)     Identification No.)

                  1200-1090 WEST PENDER STREET
                  VANCOUVER, BRITISH COLUMBIA
                        CANADA, V6E 2N7
      (Address of Principal Executive Offices) (Zip Code)

                          (604) 682-6496
       (Registrant's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:     NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                                   Name of each exchange
Title of each class                on which registered
Common shares without par value    OTC Bulletin Board

The exhibit index commences on page 102 of this Statement.

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ITEM 1.   BUSINESS

General

The Registrant is an oil and gas exploration company based in Vancouver, British Columbia, Canada which has interests in the Asia-Pacific region in hydrocarbon properties described in Item 3. The Registrant is to a lesser extent involved in the development and production of hydrocarbons. The majority of the Registrant's properties are in the exploration stage. Total production revenue for the year ended December 31, 1997 was $487,941. The Registrant's focus is on the acquisition, exploration and development of properties in the Asia-Pacific region, with the objective of establishing a solid cash flow base, and participating in high potential exploration blocks in under-explored countries with attractive fiscal regimes.

All monetary amounts contained in this Statement are, unless otherwise indicated, expressed in United States dollars. On December 31, 1997 the buying rate for Canadian dollars was US$1.00 for CDN$1.4305. Rates of exchange are obtained from the Bank of Canada and believed by the Registrant to approximate closely the rates certified for customs purposes by the Federal Reserve Bank in New York. See Item 2 - Financial Information - Exchange Rates.

General Development of the Business

The Registrant was incorporated on July 31, 1979 under the name Pryme Energy Resources Ltd. by the registration of memorandum and articles under the Company Act (British Columbia, Canada). On March 21, 1980 the Registrant became a reporting or distributing company in British Columbia with the issuance of a receipt for its initial prospectus offering. The business of the Registrant was not successful and the Registrant was reorganized. On August 23, 1985 the name was changed to Newjay Resources Ltd. and a consolidation of its common shares on a 2.5 old for one new basis occurred. The business of the Registrant was the exploration for hydrocarbons in Alberta, California and Texas. The business of the Registrant was not successful and the Registrant was again reorganized. The Registrant applied to be, and was deemed, inactive by the Vancouver Stock Exchange on February 26, 1993 and subsequently completed a reorganization satisfactory to the Vancouver Stock Exchange and was removed from inactive status on April 25, 1994. On August 25, 1993 the name of the Registrant was changed to Consolidated Newjay Resources Ltd. and a consolidation of its common shares on a 3.5 old for one new basis occurred. The Registrant did not commence any business after these events until 1996.

In April, 1995 control of the Registrant was acquired by Mr. Alex Guidi, who is currently a member of the board of directors, chairman and the promoter of the Registrant, and the current business of the Registrant began to be organized. See Item 7-

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Certain Relationships and Related Transactions. On May 9, 1995 the
name of the Registrant was changed to its current name. A subdivision of its common shares on a 1.5 new for one old basis occurred on April 15, 1996 and a further subdivision of its common shares on a two new for one old basis on May 31, 1996 occurred. The Registrant began to acquire its current hydrocarbon assets in 1996. See Item 3-Properties.

The common shares of the Registrant commenced trading in January, 1996 on the OTC Bulletin Board and trades under the symbol "INDX". Trading in the common shares of the Registrant was halted by the Vancouver Stock Exchange on September 12, 1996 and the Registrant was voluntarily delisted from the Vancouver Stock Exchange on September 13, 1996.

On September 25, 1997 the Registrant was continued from being a corporation subsisting under the Company Act (British Columbia) to a corporation subsisting under the Business Corporations Act (Yukon). The Registrant maintains its head office in Vancouver, British Columbia and an exploration office in Wellington, New Zealand.

In 1996 and 1997, the Registrant acquired interests in petroleum exploration licenses in New Zealand, Australia and Papua New Guinea. The Registrant also acquired the outstanding shares of Minora Energy (New Zealand ) Ltd. and entered into a joint study agreement with China National Oil and Gas Exploration and Development Corporation for the study of the Nanling and Wuwei basins, Anhui province, China. The exploration of certain of the petroleum interests commenced in 1996. The Registrant continued to acquire and explore petroleum interests.

The Registrant's operations are conducted through its wholly-owned subsidiaries, as described below:

                    Indo-Pacific Energy Ltd.

          100%

Source Rock Holdings Limited            -100%  Indo Overseas
                                        Exploration Ltd. (B.C.)
          100%

Indo-Pacific Energy (NZ) Limited        -100%  Indo-Pacific
                                        Energy (PNG) Pty. Ltd.

          100%                          -100%  Indo-Pacific Energy
                                        Pty. Ltd. (Aust.)

Ngatoro Energy PEP 38716 Ltd.
Limited (N.Z.)


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Unless the context indicates otherwise, the "Registrant" will refer to Indo-Pacific Energy Ltd. and its subsidiaries.

The Registrant has financed the revival and conduct of its business by the issuance of common shares and other securities by way of private placement.

Discussion of Development of Business

Development of Business

The following is a discussion of the development of the business of the Registrant between January 1, 1996 and December 31, 1997. For a discussion of intended operations to December 31, 1998 see Item
1-Business-Plan of Operations below.

The acquisition, exploration and development of hydrocarbon permits and licenses by the Registrant is carried on, in a number of cases, with associated companies that have common or connected management, the same principal shareholders and, except for Durum Energy Corp., a common promoter. The associated companies are Trans-Orient Petroleum Ltd. (OTCBB: TEPUF, New Zealand Unlisted
Board: TOP), Durum Energy Corp. (VSE: DUE) and AMG Oil Ltd (OTCBB: AMGO). The companies are called the IREMCO Group after International Resource Management Corp., a private company owned by Mr. Alex Guidi. See Item 1. Business-Risk Factors- Dealings with Associated Companies, Item 5. Directors and Executive Officers and Item 7. Certain Relationships and Related Transactions.

Except for PMP 38148, New Zealand, the properties of the Registrant are in the exploration stage. The assessment of the potential of the properties of the Registrant to contain petroleum reserves involves, among other things, a consideration of discoveries made by third parties on properties adjacent to, or, depending on circumstances, in the area of, the properties of the Registrant. Geological conditions are, however, unpredictable. The discovery of reserves on properties adjacent to, or in the area of, properties of the Registrant is no assurance that commercially recoverable reserves of oil and gas will be discovered on the Registrant's properties. See Item 1. Business-Risk Factors.

Oil discovered in New Zealand may be sold locally to any of Shell
(NZ), Todd Petroleum, Fletcher Challenge and others. The sale of gas discovered in New Zealand requires the negotiation of contracts and the installation of compression and transport facilities. A gas pipeline crosses from the Taranaki Basin to Napier crosses PEP 38328. Oil discovered in offshore Australia may be sold internationally. The sale of gas discovered in offshore Australia will depend, among other things, on the ease of laying a pipeline to markets on land or having sufficient quantities to justify liquifaction. The sale of gas or oil in Papua New Guinea will require the installation of connection with transport facilities lying some 100 miles to the east. Gas or oil discovered in China will be sold locally.

1.   New Zealand, East Coast Basin, North Island

(a)  Petroleum Prospecting License PPL 38312 (10.5%)

PPL 38312 was granted on August 26, 1996 to Asia Pacific Oil Co. Ltd. In August, 1997 the Registrant earned a participating interest of 10.5% in the license by funding 10.5% of the costs of drilling the Waitaria-1 well. The other participants were Asia Pacific Oil Co. Ltd. (64.5%%), Arthur Oil Ltd. (2.5%), Everest Oil Co. Ltd. (12.5%) and Trans-Orient Petroleum Ltd. (10.0%). Asia Pacific Oil Co. Ltd. was the operator. The permit area is about 100,000 acres. The permit expired in November, 1997. The Registrant and an associated company, Trans-Orient Petroleum Ltd., have applied for a new permit covering the area. Any production permits granted will be for a term of up to 40 years from the date of issue. The Crown in right of New Zealand reserves a royalty of the greater of five per cent of net sales revenue from the sale of petroleum products or 20% of accounting profits.

The conditions of the permit required the participants by October, 1997 to re-enter and complete the drilling of Waitaria-1 well to 1600 meters unless geological or engineering constraints make this unreasonable and before November 15, 1997 to assess the well and if appropriate apply for an extension of the duration of the license in order to undertake a further work program.

In the third quarter of 1997, the participants drilled the Waitaria-1 well which encountered gas bearing formations, but was abandoned due to engineering problems encountered while drilling before the target Tunani sandstones were reached.

On expiration of the permit, the Registrant and associated company Trans-Orient Petroleum applied for a new permit to cover the area. The permit has not been awarded yet.

(b)  Petroleum Exploration Permit PEP 38328 (40.0%)

PEP 38328 was granted on July 1, 1996. The Registrant assigned a 10% working interest to Trans-Orient Petroleum Ltd. in consideration that Trans-Orient pay for 20% of the dry hole costs of drilling the Kereru-1 well. By an agreement dated November 1, 1996 and subsequent arrangements, Boral Energy Resources Limited acquired a 30% participating interest in PEP 38328 from the Registrant and another party by funding a disproportionate share of costs associated with the drilling of the Kereru-1 well, up to and including the plugging and abandonment of the well. By an agreement dated September 15, 1997 Trans-Orient acquired a further 10% interest from the Registrant by agreeing to pay for costs incurred after drilling the Kererru-1 well. The Registrant paid the costs of Trans-Orient in consideration that Trans-Orient issue to the Registrant 233,510 common shares at $1.00 per share.

After the withdrawal of two participants, the participants in the license are the Registrant (40.0%), Trans-Orient Petroleum Ltd. (22.5%) and Boral Energy Resources Limited (37.5%). The Registrant is the operator. The permit area is 785,000 acres (1,226 square miles). The permit is for five years, renewable for a further five years over 50% of the license area. Any production permits granted will be for a term of up to 40 years from the date of issue. The Crown in right of New Zealand reserved a royalty of the greater of five per cent of net sales revenue from the sale of petroleum products or 20% of accounting profits.

The conditions of the permit require that before July 1, 1997 the participants reprocess existing seismic data over the Kereru Prospect, collect, process and interpret at least eight km of new seismic data and drill one exploration well to a minimum depth of 1,500 meters to test the Pliocene section of the Kereru Prospect. Before July 1, 1998 the participants are required to collect and process 240 km of new seismic data and reprocess 300 km of existing seismic data. By July 1, 1999 the participants are required to conduct geologic field studies and complete a permit review report. By July 1, 2000 the participants are required to collect such other data as is necessary to make a drilling decision and, subject to their commitment to do so, by July 1, 2001 to drill an exploration well to a depth of at least 1,500 meters.

In the fourth quarter of 1996, after completion of the necessary seismic work, the Kereru-l exploration well was drilled to a depth of 1,938 meters (6,391 feet). Several thin and separated potential pay reservoir sandstones were encountered, but the Registrant and the other participants decided that the results did not justify the expense of flow testing the well. The well was plugged. In the first half of 1997, a 120 mile seismic survey costing approximately $700,000 was completed. Data was exchanged with adjacent permit holders which identified a number of new prospects and leads. These include a large thrust fault anticline in the northern part of the permit area (the Pentane Lead), anticlinal structures in the coastal area south of Napier (the Awanga and Haumoana Leads) and several structures on the southern boundary with PEP 38332 (the Rosearl Leads).

PEP 38329 is owned by third parties and lies between PEP 38328 and PEP 38330. In the first quarter of 1998, the third parties that hold PEP 38329 drilled the Kauhauroa-1 well which was reported as flowing sulfur-free gas at a sustained rate of 11.5 million cubic foot per day, with a pressure of 2100 psi, from

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Miocene sandstones situated near 4,000 foot depth over a 60 hour test period. Although the Registrant holds no interest in this discovery, it is important in several respects. The Kauhauroa-1 is the first potentially commercial discovery in the huge, but very lightly explored East Coast Basin. With the discovery, the Basin changes from non-producing to hydrocarbon productive status. Many of the structures which the Registrant is exploring are geologically similar to that of the Kauhauroa-1 discovery.

After the announcement of the discovery of the Kauhauroa-1 well, the Registrant and other participants commenced a 100 mile seismic program on PEP 38328 and on PEP 38332 to define the existing leads better and to identify targets for drilling later in 1998.

(c)  Petroleum Exploration Permit PEP 38330 (34%)

PEP 38330 was granted on July 1, 1996. The other participants are Mosaic Oil NL (33%) and Moondance Energy Property Ltd. (33%). The Registrant is the operator. The permit area is 1,077,000 acres (1,683 square miles). The permit term is for five years, renewable for a further five years over 50% of the permit area. Any production permits granted will be for a term of up to 40 years from the date of issue. The Crown in right of New Zealand has reserved a royalty of the greater of five per cent of net sales revenue from the sale of petroleum products or 20% of accounting profits.

The conditions of the permit require the participants by July 1, 1997 to review all existing data, undertake field sampling, reprocess a minimum of 80 km of existing seismic data and undertake certain test for seismic planning purposes. By July 1, 1998 the participants are required to collect, process and interpret a minimum of 12 km of seismic data and undertake a structural review of the permit area. By July 1, 1999 the participants are required either to collect, process and interpret a minimum of 60 km of seismic data, and either commit to drill an exploration well before July 1, 2001 or to collect, process and interpret a further 25 km of seismic data before July 1, 2001. Subject to their commitment to do so, the participants are required to drill an exploration well before July 1, 2001 and submit a further program of exploration for approval.

At December 31, 1997 a 25 km regional seismic line had been completed over the main structural features in the license area, including the Matanui and Pauariki anticlines, both of which may be drilling targets. Also, the Waingoromia-1 well, which produced in the 1880's, was relocated and found to be leaking hydrocarbons. In June, 1998 the Registrant and other participants plan to collect 30 miles of seismic data which will detail several other structures, including the Arataha Dome, which was originally mapped by Mobil Oil in the early part of the century. Drilling is planned for late 1998.

In June, 1998 the Registrant completed a seismic program to identify further drilling prospects.

(d)  Petroleum Exploration Permit PEP 38332 (42.5%)

PPL 38332 was granted on August 25, 1997. The other participants are Boral Energy Resources Limited. (37.5%) and Trans-Orient Petroleum Ltd. (20%). The Registrant is the operator. The permit area is situated immediately south of PEP 38328 and is 1,012,000 acres (1,581 square miles) in area. The permit term is for five years, renewable for a further five years over 50% of the license area. Any production permits granted will be for a term of up to 40 years from the date of issue. The Crown in right of New Zealand has reserved a royalty of the greater of five per cent of net sales revenue from the sale of petroleum products or 20% of accounting profits.

By December 24, 1998 the participants are required to reprocess 100 km of existing seismic data, collect 25 km of new seismic data, undertake photogeologic and field geological mapping, complete an evaluation of the exploration potential of the permit area and make a further work commitment or relinquish the permit. By December 24, 1999, the participants are required to collect 50 km of seismic data, complete an evaluation of the exploration potential of the permit area and make a further work commitment or relinquish the permit. By June 24, 2000, the participants are required to drill one exploration well and submit a further program of work for approval.

At December 31, 1997 a regional seismic program had been completed over the northern part of the permit area. The comment relating to PEP 38329 made under the heading "Petroleum Exploration Permit PEP 38328" applies to this permit. After the announcement of the discovery of the Kauhauroa-1 well, the Registrant and other participants commenced a 100 mile seismic program on PEP 38328 and on PEP 38332 to define the existing leads better and to identify targets for drilling later in 1998.

In June, 1998 the Registrant completed a seismic program to identify further drilling prospects.

2.   New Zealand, Onshore Canterbury Basin, South Island

Petroleum Exploration Permit 38256 (50%)

PEP 38256 was granted on August 25, 1997 to the Registrant and to Trans-Orient Petroleum Ltd. The Registrant and Trans-Orient Petroleum Ltd. agreed to assign an interest of 20% to AMG Oil Ltd. (formerly, Trans New Zealand Oil Company) and an interest of 10% to Gondwana Energy Ltd. This transaction was cancelled January 31, 1998. The Registrant is the operator. The permit area is situated in the area surrounding Christchurch, South Island and is 2,760,120 acres (4,312.69 square miles) in area. The permit term is for five years, but at the end of the third year of the permit the participants must relinquish at least 50% of the permit area. Any production permits granted will be for a term of up to 40 years from the date of issue. The Crown in right of New Zealand has reserved a royalty of the greater of five per cent of net sales revenue from the sale of petroleum products or 20% of accounting profits.

By November 25, 1998 the participants are required to locate and analyze petroleum seeps within the permit area, model existing gravity data and acquire new gravity data, collect and interpret a minimum of ten magnetotelluric stations, process existing seismic data and complete surface geological work. If the permit is not surrendered, the participants are required by August 25, 1999 to collect, process and interpret 80 kilometres of new seismic data. If the permit is not surrendered, by February 25, 2000 the participants are required to acquire, process and interpret 120 kilometres of new seismic data. If the permit is not surrendered, the participants are required by August 25, 2000 to drill an exploration well to the lesser of 1200 meters or the economic basement.

At December 31, 1997 the participants were planning the first phase of required work in order to determine the geologic structure of the sedimentary basin. If the interpretation of the geologic structure indicates the possible existence of hydrocarbons, the participants will conduct further seismic surveys in order to determine the location of possible drill targets. Seismic work is expected to start in late June, 1998.

In June 1998 the Registrant and associated company Trans-Orient Petroleum ("TOP") granted two options to associated company AMG Oil Ltd. (formerly, Trans New Zealand Oil Company) ("AMG"). The first option is for AMG to acquire a 30% participating interest on paying for past costs and a 200 km seismic program designed to identify two drilling prospects. The second option is for AMG to acquire a further 50% participating interest on paying for any additional seismic required and paying for the cost of drilling two wells. AMG agreed to issue 1,000,000 shares to a subsidiary of the Registrant for US$0.25 per share and 500,000 shares to a subsidiary of TOP at the same price, to give 12,500,000 shares outstanding. An option to acquire 1,000,000 shares for US$0.50 per share before July 31, 2000 has been granted to each of the Registrant and TOP.

3.   New Zealand, Onshore Taranaki Basin, North Island

(a)  Petroleum Mining Permit PMP 38148 (5.0%)

Effective September 1, 1996 the Registrant bought the outstanding shares of Minora Energy (New Zealand) Limited for AUS$575,000 (CDN$478,755, US$348,790). The name of the company was changed to Ngatoro Energy Limited. Ngatoro Energy Limited owns a five per cent participating interest and revenue interest in petroleum mining permit 38148, which has four producing oil wells and two shut-in gas wells. The permit area is 9,400 acres. The permit expires on December 23, 2010. Production is from turbidite sandstones of the Mount Messenger Formation at depths of 1,500 meters to 2,000 meters. The other participants are New Zealand Oil & Gas Ltd. (35.43%) and Fletcher Challenge Energy Taranaki Ltd. (59.57%). New Zealand Oil & Gas Ltd. is the operator. The Crown in right of New Zealand has reserved a royalty of the greater of five per cent of net sales revenue from the sale of petroleum products or 20% of accounting profits.

In the year ended December 31, 1997, the Registrant received revenues of $487,941 and in the first quarter of 1998 revenues of $68,499. Production from the four oil wells remained steady at between 1,400 and 1,500 barrels per day. A flow test was done on one of the shut-in gas wells flowed gas at sustained rates in excess of four million cubic feet per day, establishing a new gas field in the permit area.

Oil and gas production and sales revenue from September 1996 to September 30, 1998 is:

          Oil       Oil            Gas            Gas
Year      Sales (bbl)    Revenue (US$)  Sales ( 000 scf)    Revenue (US$)

1996 (1)   8,206    $163,388           -  (3)          $    -
1997      26,556    $487,941           -  (3)          $    -
1998 (2)  15,265    $177,379       10,934         $ 3,746

Notes:

1. For the months September to December, inclusive.

2. For the first three quarters.

3. To August 1998, gas was flared.

The Registrant entered into an oil sales contract dated November 9, 1997 with Fletcher Challenge Energy Taranaki Limited and a gas sales contract dated February 18, 1998 with Fletcher Challenge Energy Limited. Under the oil sales contract, the Registrant has agreed to sell between 1,100 and 1,750 barrels of oil a day from the Ngatoro field at the monthly average of the mean of the Asian

Petroleum Price Index published in Hong Kong. The agreement has been confirmed but may be terminated on 30 days' notice on the occurrence of certain events. Gas sales began in the third quarter of 1998. The gas sales contract provides for the sale by the Registrant and other participants from the Ngatoro-1 and -3 wells of up to ten pentajoules of gas for NZ$0.50 per gigajoule for the first four pentajoules and for NZ$1.05 per gigajoule thereafter. Reasonable efforts are to be made to deliver up to one pentajoule a year. Fletcher Challenge has the option to purchase any gas production from other Ngatoro wells, but gas from the Ngatoro-9 and -11 wells is currently flared.

A workover of the Ngatoro-2 oil well was suspended in May, 1998 with the intention of carrying out a complete rehabilitation of the well after drilling of the Ngatoro-9 development well. In the third quarter of 1998, the Ngatoro-9 and -11 oil wells were completed and a workover of the Ngatoro-2 oil well, shut in since December 1997, was completed and the well recommenced production. The operator has informed the Registrant that Ngatoro field oil production is expected to increase from the current level of about 1,000 barrels a day to 1,700 barrels a day due to production from these wells.

Drilling two wells early in 1999 to test separate oil prospects, G0880 and BS780, is under consideration. A water injection well is planned to increase recovery from the Ngatoro-1 oil well pool.

(b) Petroleum Prospecting License PPL 38706 (7.75%)

PPL 38706 is in the last year of its ten year term and will expire on July 31, 1998. A retention license covering about 5,800 acres of PPL 38706 area was granted in August 1998. The retention license expires July 31, 2001 and requires the participants to drill a well before that date. Should a discovery be made, the participants may apply for a petroleum mining permit over the extent of the discovery for a term of up to 40 years. The license is operated by Fletcher Challenge Energy Taranaki Ltd. which holds a 46.125% working interest in the license. The remaining 46.125% working interest is held by Southern Petroleum (Ohanga) Ltd. The Minister of Energy (New Zealand) has reserved an 11% carried interest. The Crown in right of New Zealand has reserved a royalty of the greater of five per cent of net sales revenue from the sale of petroleum products or 20% of accounting profits.

Fletcher Challenge operates the adjoining permit PML 38138. The Registrant doe snot have a participating interest in PML 38138. In May 1998, the Tariki-2C well was drilled on PML 38138 about 200 meters from the border with PPL 38706. The Registrant made a contribution to the cost of the well entitling it to data from the well and a refund of the contribution if the well were successful. The Tariki-2C well was a commercial success. The oil reserves discovered in the Tikorangi Limestone Formation by the Tariki-2C well are expected to extend into PPL 39706.

The location and trajectory of a well on PPL 38706 is being determined and is scheduled to be drilled early in 1999.

(c)  Petroleum Exploration Permit PEP 38716 (19.8%)

A participating interest of 38.4% in PEP 38716 was acquired by the Registrant on January 30, 1996. On application, the effective date was changed to April 10, 1996. A participating interest of six per cent was assigned to Durum Energy Corp. By agreement effective July 1, 1997 with Australian Worldwide Exploration NL, the participants assigned a 25% participating interest to Australian Worldwide in consideration that Australian Worldwide pay the first NZ$2,000,000 of the costs of drilling an exploration well to earn a 25% interest. After giving effect to this assignment, the other participants are Durum Energy Corp. (4.0%), Marabella Enterprises Ltd. (39.6%), Euro-Pacific Energy Pty. Ltd. (6.6%) and Australian Worldwide Exploration NL (25.0%). Marabella Enterprises Limited, a subsidiary of Bligh Oil & Minerals NL, is the operator.

By an agreement dated November 6, 1997, Marabella Enterprises Ltd. agreed to sell a 15% participating interest to Antrim Energy Ltd. for US$225,000. The Registrant agreed to participate in one-third of this. After giving effect to this assignment, the participants are the Registrant (19.8%), Durum Energy Corp. (4.0%), Marabella Enterprises Ltd. (29.6%), Euro-Pacific Energy Pty. Ltd. (6.6%), Australian Worldwide Exploration NL (25.0%) and Antrim Energy Ltd. (15%).

The permit is about 67,000 acres (104 square miles) in area. The permit term is for five years, renewable for a further five years over 50% of the license area. Any production permits granted will be for a term of up to 40 years from the date of issue. The Crown in right of New Zealand has reserved a royalty of the greater of five per cent of net sales revenue from the sale of petroleum products or 20% of accounting profits.

The conditions of the permit require the participants within 18 months of the commencement date to reinterpret 250 km of existing seismic data, acquire, process and interpret 30 km of new seismic data, collect gravity data and commit to a second phase of work.

The second phase of work requires the participants to drill an exploration well to a depth of 2,500 meters or another approved depth before August 1, 1998. In the second quarter of 1996, a program of aeromagnetic survey and reprocessing of existing seismic data was undertaken. In the first quarter of 1997 a total of 60 km of new seismic data was acquired to assist in defining a drill location on the Crown Prospect in the northern part of the permit area. The program confirmed the presence of the Crown Prospect at the Tikorangi Limestones and deeper levels and also detailed the shallower Oru Prospect.

The Huinga-1 well is scheduled to be drilled in September, 1998 to test to 13,000 feet the Crown Prospect, a thrust structure similar to the adjacent Waihapa/Ngaere oil field, where individual wells have flowed in excess of 10,000 barrels of oil per day from fractured Tikorangi limestones. The Huinga-1 well will test Tikorangi Formation fractured limestones, Tariki Formation sandstones and Kapuni Formation sandstones within the Crown structure, as well as intersecting Mt. Messenger sandstones at shallower depth.

On the adjacent property, the Waihapa-8 well touched the edge of the Oru Prospect and flowed at 750 barrels of oil a day from Mt. Messenger sandstones. The Oru Prospect has the potential to be a larger discovery than the Ngatoro Field, and may be drilled in the near future.

In June, 1998 the Tariki-2C well was drilled on a prospect which extends into the permit. Over 150 feet of oil-bearing sandstones were intersected and the well flowed production of 550 barrels oil and 600 mcf gas through a 1/4 inch choke.

(d)  Petroleum Exploration Permit PEP 38720 (50.0%)

A participating interest of 50.0% in PEP 38720 was acquired by the Registrant on September 2, 1996. The other participant is Trans-
Orient Petroleum Ltd. The Registrant is the operator.

The permit is approximately 6,322 acres (9.8 square miles) in area and the term of the permit is five years, renewable for a further five years over 50% of the permit area. Any production permits granted will be for a term of up to 40 years from the date of issue. The Crown in right of New Zealand reserved a royalty of the greater of five per cent of net sales revenue from the sale of petroleum products or 20% of accounting profits.

Before September 2, 1997 the participants are obligated to reprocess a minimum of 100 miles of existing seismic data, undertake modeling of the seismic data to investigate reservoir distribution, undertake a reservoir engineering review of flow-tested off-set wells to investigate likely productivity potential within the permit area and either commit to drill one exploration well before September 2, 1998 or commit to collect, process and interpret a minimum of 15 km of new seismic data before March 31, 1999. If an exploration well is drilled, a program for further exploration must then be submitted for approval. If further seismic work is done, the participants must commit by March 31, 1999 to drill an exploration well before September 2, 1999 or relinquish the permit.

In the first half of 1997, the participants completed 38 km of seismic survey. At December 31, 1997 the data had been processed and confirmed the Waitoriki Prospect as a sizable gas-condensate drilling target within the Kapuni formation at depths below 3,500 meters. Sandstones of the Mount Messenger Formation are also oil discovery objectives at depths between 1,500 and 2,000 meters. The participants are planning to drill an exploration well at an estimated cost of $1,200,000 in late 1998 to early 1999. The Registrant's portion of budgeted costs is $600,000.

(e)  Petroleum Exploration Permit PEP 38723 (40%)

PEP 38723 was granted on October 30, 1997. The other participants are Trans-Orient Petroleum Ltd. (40.0%) and Gondwana Energy Ltd. (20.0%). The Registrant is the operator. The permit area is 19,783 acres (30.9 square miles) in area. The permit term is for five years, renewable for a further five years over 50% of the license area. Any production permits granted will be for a term of up to 40 years from the date of issue. The Crown in right of New Zealand has reserved a royalty of the greater of five per cent of net sales revenue from the sale of petroleum products or 20% of accounting profits.

By January 31, 1999, the participants must reprocess a minimum of 50 km of seismic data, re-evaluate prospects and leads, review relevant existing wells to identify a potential Mount Messenger sand play and develop a sand distribution model in conjunction with the seismic interpretation, identify and high grade leads for further seismic acquisition and either make a firm commitment to continue the work program or surrender the permit. By April 30, 2000 the participants must collect a minimum of six square km of 3D seismic data, or 2D swathe coverage of equivalent detail, interpret the new data and identify and consider drilling targets. If the participants continue, by October 30, 2000 they must drill an exploration well to a minimum depth of 1600 meters unless geological or engineering constraints encountered while drilling make this unreasonable and either submit a satisfactory work program for the remainder of the permit term or surrender the permit.

In 1996 and 1997, previous holders of PEP 38723 reprocessed seismic data and the Registrant is involved in a seismic reprocessing program in the area. Completion of this work is required to be able to identify prospects. Before January 31, 1999 the participants intend to carry out the first phase of the required work at an estimated cost of $75,000 and, if results warrant, proceed to the second stage of the work program at an estimated cost of $420,000.

PAPUA NEW GUINEA

Petroleum Prospecting License PPL 192 (40.0%)

A participating interest of 80% in PPL 192 was acquired by the Registrant in January, 1997. The Registrant assigned a 20% participating interest to each of Trans-Orient Petroleum Ltd. and

Durum Energy Corp. The remaining participant is Mosaic Oil Niugini Pty. Ltd. (20%). The Registrant is the operator.

PPL 192 grants the exclusive right to explore for petroleum for an initial six year term commencing January 28, 1997, extendable for a further five year term over 50% of the original area, and the exclusive right to enter into a production agreement upon a discovery. A production agreement provides the right to produce any oil and gas discovered for a period of up to 30 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea and a two per cent participating interest that can be acquired by local landowners.

PPL 192 comprises some 1,200,000 acres (1,875 square miles) located in the foreland of the Papuan Basin, immediately south of the Highlands fold belt. Previous seismic work by Shell US (Pecten) identified a number of exploration targets and drilled the Langia-1 gas discovery well. However, the license has in general been only lightly explored. The main areas of interest are the Kamu Prospect, the Mamboi Prospect and the area surrounding the Langia gas discovery. The license requires the participants to reprocess seismic and other data in the first year of the license at a cost of $100,000 and in the second year of the license to spend $100,000 on an area review and an analysis of gas development in a "Kamu" type gas discovery. If work proceeds in the license area, 50 km of seismic work are required in the third year of the license and drilling of an exploration well is required in the fourth year of the license.

The participants intend to carry out a program of geological work, license administration and seismic data collection and, if results warrant, proceed to the second stage of the work program at an estimated cost of $420,000. The Registrant's portion of budgeted costs of $198,000.

The Registrant has applied for other interests in Papua New Guinea.

AUSTRALIA

(a) Offshore Petroleum Exploration Permit Ashmore Cartier AC/P19,
Timor Sea (65.0% to earn 61.75%)

A participating interest of 65.0% was acquired by the Registrant in AC/P19 in May, 1997. The other participant is Mosaic Oil NL
(35.0%). The Registrant is the operator.

The permit comprises some 364,500 acres (570 square miles) and encompasses the Cartier Trough and parts of the Ashmore Platform. The permit has a term of six years. In the first three years of the permit, the participants are required to carry out a program of seismic reprocessing and acquisition, including the collection of

400 km of seismic data, with an estimated cost of $675,000. At
December 31, 1997, the Registrant was planning the initial exploration program. The Omnia survey, a large 3D seismic survey, is in progress in the area and will extend over much of this permit in late 1998.

By an agreement dated August 12, 1997 the participants granted a five percent carried interest to Lonman Pty. Ltd. The Registrant is initially carrying 3.25%. If the participants farmout an interest to drill the first well on the permit, the carried interest will become five percent of the percentage interest that is farmed out. The carried interest may be converted to a participating interest before the commencement of commercial production. The carried interest may be assigned after being first offered to the participants.

(b) Offshore Gippsland Basin, Bass Strait Permit VIC/P-39 (33.33%
to earn 31.67%)

A participating interest of 33.33% was acquired by the Registrant in VIC/P-39 in June, 1997. The other participants are Mosaic Oil NL (33.33%) and Moondance Energy Pty. Ltd (33.33%). Mosaic Oil NL is the operator.

The permit comprises some 541,250 acres (845 square miles). The permit has a term of six years. The permit provides for certain minimum work requirements. In the first year, the participants must reprocess certain seismic data. In the second year, a 500 km seismic survey must be completed. In the third year, an exploration well must be drilled. The work requirements for the balance of the permit are not mandatory. The estimated cost for the first three years is $5,600,000. Further seismic interpretation, seismic data collection and drilling is prescribed.

The participants are applying new computer processing techniques to the existing data to identify and map prospects. Subject to the success of this work, farm-in participants will be sought to fund an exploration well to be drilled in 1999.

By an agreement dated August 12, 1997 the participants granted a five percent carried interest to Lonman Pty. Ltd. The Registrant is initially carrying 1 2/3%. If the participants farmout an interest to drill the first well on the permit, the carried interest will become five percent of the percentage interest that is farmed out. The carried interest may be converted to a participating interest before the commencement of commercial production. The carried interest may be assigned after being first offered to the participants.

(c) Offshore Exploration Permit WA-199-P, Western Australia (5.0%)

Pursuant to an agreement dated September 15, 1997 with Boral Energy Resources Limited, a participating interest of five percent is to be acquired by the Registrant in WA-199-P in consideration that the Registrant pay the lesser of 10% of the dry hole costs of drilling the Kittiwake-1 well or $636,000. The other participants are Boral Energy Resources Limited (24.869%), which is the operator, Petroz NL (11.392%), TAP Oil NL (10.0%), Asisun Pty. Ltd. (10.027%) and
Santos (BOL) Pty Ltd. (38.712%)

The permit requires the participants to complete geological and geophysical studies with an estimated cost of $75,000 by December 31, 1997 and to drill two exploration wells by December 31, 1998 with an estimated cost of $9,500,000. The Kittiwake-1 well was drilled in April and May, 1998. The Plover Sands, which were the main target of the well, were encountered at a depth near 8,800 feet, and were present down to the 9,400 foot level. Electric log evaluation showed there are no significant hydrocarbons in the reservoir. Accordingly, the decision was taken to plug and abandon the Kittiwake-1 well. In June, 1998 the participants decided to apply for a six month deferral on drilling a second well on the Avocet Deep and to seek a farm-in participant.

CHINA

China-Joint Study Agreement of March 18, 1996 (50%)

A Joint Technical Study Agreement of March 18, 1996 between China National Oil and Gas Exploration and Development Corporation and the Registrant and Moondance Energy Limited provides for the preparation of a comprehensive study report of the Nanling and Wuwei Basins, Anhui Province, China. The area involved is about 2,500,000 acres (3,906 square miles). Operatorship is vested in the person of the chief executive officer of the Registrant. The Registrant and Moondance Energy Limited are required to bear all costs. The participants are negotiating with China National Oil and Gas Exploration and Development Corporation with a view to entering into the next phase or work, which may take the form of a Geophysical Study Agreement, a Drilling Participation Agreement or a Production Sharing Contract.

Conceptual planning and costing of exploration wells on the Hongzhuang Prospect in the Nanling Basin and on the Longtangwon Prospect in the Wuwei Basin and an assessment of the cost of additional seismic work have been completed and the negotiation of the next phase of work with China National Oil and Gas Exploration and Development Corporation is underway.

Plan of Operations

The plan of operations for fiscal 1998 is as follows:

1.   New Zealand, East Coast Basin, North Island

(a) Petroleum Exploration Permit PEP 38312

The permit lapsed in November, 1997. The Registrant and an associated company, Trans-Orient Petroleum Ltd., have applied for a new license over the area.

(b)  Petroleum Exploration Permit PEP 38328 (40.0%)

The Registrant intends to collect, process and interpret 45 miles of new seismic data at an estimated cost of $300,000. The
Registrant's portion of the budgeted cost is $120,000.

(c)  Petroleum Exploration Permit PEP 38330 (34%)

The Registrant intends to collect, process and interpret 30 miles of new seismic data at an estimated cost of $200,000. The
Registrant's portion of the budgeted cost is $68,000.

(d)  Petroleum Prospecting License PPL 38332 (42.5%)

The Registrant intends to collect, process and interpret 55 miles of new seismic data at an estimated cost of $300,000. The
Registrant's portion of the budgeted cost is $127,500.

2.   New Zealand, Onshore Canterbury Basin, South Island

Petroleum Exploration Permit 38256 (50%)

To November, 1998 the Registrant intends to locate and analyze petroleum seeps within the permit area, model existing gravity data and acquire new gravity data, collect and interpret a minimum of ten magnetotelluric stations, process existing seismic data and complete surface geological work at an estimated cost of $100,000. The Registrant's portion of the budgeted costs is $50,000.

3.   New Zealand, Taranaki Basin, North Island

(a)  Petroleum Mining Permit PMP 38148 (5.0%)

In the third quarter of 1998, the Ngatoro-9 and -11 oil wells were completed and a workover of the Ngatoro-2 oil well, shut in since December 1997, was completed and the well recommenced production. The operator has informed the Registrant that Ngatoro field oil production is expected to increase form the current level of about 1,000 barrels a day to 1,700 barrels a day due to production form these wells.

Drilling two wells early in 1999 to test separate oil prospects, G0880 and BS780, is under consideration. A water injection well is planned to increase recovery from the Ngatoro-1 oil well pool.

(b) Petroleum Prospecting License 38706 (7.75%)

Fletcher Challenge operates the adjoining permit PML 38138. The Registrant doe snot have a participating interest in PML 38138. In May 1998, the Tariki-2C well was drilled on PML 38138 about 200 meters from the border with PPL 38706. The Registrant made a contribution to the cost of the well entitling it to data from the well and a refund of the contribution if the well were successful. The Tariki-2C well was a commercial success. The oil reserves discovered in the Tikorangi Limestone Formation by the Tariki-2C well are expected to extend into PPL 39706.

The location and trajectory of a well on PPL 38706 is being determined and is scheduled to be drilled early in 1999.

(c)  Petroleum Exploration Permit PEP 38716 (19.8%)

On PEP 38716, the participants intend to drill, and if successful complete, the Huinga-1 well in October, 1998 at an estimated cost of $4,000,000. The Registrant's portion of the budgeted cost is $200,000.

(d)  Petroleum Exploration Permit PEP 38720 (50.0%)

On PEP 38720, the participants intend to drill in late 1998 or early 1999 an exploration well to test the Kapuni sandstone and Mount Messenger Formations at an estimated cost of $1,000,000. The Registrant's portion of the budgeted cost is $500,000.

(e)  Petroleum Exploration Permit PEP 38723 (40%)

Before January 31, 1999 the participants intend to carry out the first phase of the required work at an estimated cost of $75,000 and, if results warrant, proceed to the second stage of the work program at an estimated cost of $420,000. The Registrant's portion of budgeted costs is $198,000.

Papua New Guinea

Petroleum Prospecting License PPL 192 (40.0%)

The participants intend to carry out a geological work program, license administration and a seismic data collection, processing and interpretation program at an estimated cost of $1,600,000. The Registrant's portion of the budgeted cost is $640,000.

The Registrant has applied for a further interest in Papua New
Guinea.

Australia

(a) Offshore Petroleum Exploration Permit Ashmore Cartier AC/P19,
Timor Sea (65.0% to earn 61.75%)

The participants intend to carry out a geological program and to purchase 3D seismic data at an estimated cost of $600,000. The
Registrant's portion of budgeted costs is $390,000.

The Registrant is in the process of applying for further offshore interests in the Timor Sea.

(b) Offshore Gippsland Basin, Bass Strait Permit VIC/P-39 (33.33 to earn 31.67%)

The participants intend to carry out a program of seismic collection, processing and interpretation at an estimated cost of $600,000. The Registrant's portion of the budgeted cost is $200,000.

(c) Offshore Exploration Permit WA-199-P, Western Australia (5.0%)

The participants intend to seek a six month extension to find a farm in participant to drill an exploration well on the Avocet Deep in the last quarter of 1998.

China

China-Joint Study Agreement of March 18, 1996 (50%)

The Registrant and Moondance Energy Limited have completed the study of existing seismic data and the preparation of the report on the Nanling and Wuwei basins. The Registrant is in the process of negotiating the next phase of work with China National Oil and Gas Exploration and Development Corporation and, if successful, the participants intend to carry out further seismic work in the second half of 1998. Along with the costs of administration, the estimated costs are $1,105,000 of which the Registrant's portion is $553,000.

If warranted, the participants intend to drill two exploration wells in the second half of 1999.

Acquisition, Exploration and Development Expenditures

The Registrant has incurred expenditures of $1,113,928 to December 31, 1996 and $1,064,976 in the year ended December 31, 1997 in the acquisition, exploration and development of petroleum properties.

Employees and Consultants

     The Registrant employs ten people in its Vancouver office and five people in its Wellington office. The persons employed in the Vancouver office are the chairman and nine others occupied with office management, reception, shareholder relations and communications and legal and accounting matters. The persons employed in the Wellington office are the president and chief executive officer and four persons occupied with joint venture accounting, office management and New Zealand, Australian and PNG corporate affairs.

     The principal consultants engaged by the Registrant are Alan
Hart, Dr. Bruce Morris, Roger Brand, David Francis, Carey Mills and
Xian Xi Tai.

Mr. Hart holds graduate degrees in geology from the University of Texas and has 23 years of industry experience. Mr. Hart worked on petroleum projects for Hunt Oil Company and later with Atlantic Richfield International in North and West Africa, Central America, Southeast Asia, Australia and New Zealand. Mr. Hart served for six years as exploration manager of Arco International's Jakarta-based companies which, during his tenure, added one trillion cubic feet of gas and 156 million barrels of oil to the reserve base.

Dr. Morris trained and lectured as a sedimentologist at University of Victoria (New Zealand). Over the last nine years, he has been involved in remote oilfield operations in Papua New Guinea, and with exploration in the Taranaki and East Coast Basin of New Zealand. Dr. Morris has also worked as a well site geologist for Exxon in the Gippsland Basin, Australia.

Mr. Brand has over 20 years experience in the oil industry. After graduating from Oxford University (United Kingdom) in 1974, he worked for British Petroleum as a geologist in the North Sea and onshore United Kingdom. Following a move to New Zealand in 1982, Mr. Brand served as Chief Geologist for New Zealand Oil and Gas Ltd. for three years. Since 1986, he has conducted a variety of exploration assessments and prospect valuations for major and minor oil companies based in New Zealand, Australia and Papua New Guinea. His main interests lie in the definition of hydrocarbon plays in New Zealand's Taranaki Basin.

Mr. Francis is a highly experienced field geologist with over 15 years specialist activity in New Zealand's East Coast Basin. He has completed numerous scientific papers and company reports detailing East Coast petroleum geology.

Mr. Mills provides the group with a broad range of capabilities.
Before joining the Registrant, Mr. Mills worked as a petrophysisist for Exxon on the West Tuna Field in the Gippsland Basin,
Australia, on the Moran discovery in Papua New Guinea and had other responsibilities.

As consultant for the Nanling-Wuwei project in China and other exploration projects, Tian Xi Tai brings expertise in seismic field acquisition and data processing. A geophysicists with a Master of Science from Stanford University (California), Mr. Tian has worked for such companies as Fletcher Challenge Energy Ltd. and China National Petroleum Corporation.

Anticipated Sale of Oil and Gas

Oil discovered in New Zealand may be sold locally to any of Shell
(NZ), Todd Petroleum, Fletcher Challenge and others. The sale of gas discovered in New Zealand requires the negotiation of contracts and the installation of compression and transport facilities. A gas pipeline crosses from the Taranaki Basin to Napier crosses PEP 38328. Oil discovered in offshore Australia may be sold internationally. The sale of gas discovered in offshore Australia will depend, among other things, on the ease of laying a pipeline to markets on land or having sufficient quantities to justify liquefaction. The sale of gas or oil in Papua New Guinea will require the installation of connection with transport facilities lying some 100 miles to the east. Gas or oil discovered in China will be sold locally.

Hydrocarbon Tenures in New Zealand, Australia, Papua New Guinea and
China

     In New Zealand a prospecting license is a form of tenure held under the Petroleum Act 19337, the predecessor legislation to the Crown Minerals Act of 1991 and is, as the tenure expires, replaced by the exploration permit under the later legislation. In New Zealand, permits are granted for specified minerals to the first applicant for that mineral in a specific area and generally prescribe work to be performed over the term of the permit. In most cases, permits contain a work program approved by the Minister of Energy. Prospecting permits are limited forms of tenure granted under the Crown Minerals Act of 1991 for two years on conditions the Minister of Energy considers appropriate. The Registrant does not hold any prospecting permits. Under the Crown Minerals Act of 1991, the exploration permit, which replaced the prospecting license, grants the right to explore a specified mineral for a term of five years and may be extended for up to ten years on conditions the Minister of Energy considers appropriate. If the holder of an exploration permit discovers a deposit or occurrence to which the exploration permit relates and satisfies the Minister of Energy that the results of exploration justify granting a mining permit, the holder may, on application before the expiry of the exploration permit, obtain a mining permit for up to 40 years for such part of the land as the deposit or occurrence relates and exchange the exploration permit for such part of the land. Changes to the conditions prescribed in a permit may be made by application to the Minister of Energy of the holder of a permit is in substantial compliance with the conditions of the permit. The Crown Minerals

Act of 1991 also provides for the revocation of a permit if the Minister of Energy has reason to believe that the holder of the permit is contravening, or not making reasonable efforts to comply with, the Crown Minerals Act or the conditions of the permit and the Minister of Energy is satisfied that the holder of a permit has failed to comply with a note to rectify the contravention or non-compliance. Any transfer or other dealing with a permit is subject to the consent of the Minister of Energy on such conditions as he considers appropriate and an application for consent is made within three months of the date of the agreement. A transfer or lease of a permit with respect to petroleum has no effect until a notice of the transfer has been lodged with the Secretary of Commerce and the Minister of Energy has given his consent. Otherwise, the transfer or other dealing has no effect. The Minister of Energy may also direct that any petroleum products be refined or processed in New Zealand. The Minister of Energy also has the jurisdiction to unitize producing permits. Finally, the Crown Minerals Act of 1991 provides procedures for the resolution of conflict with other forms of land tenure.

In Australia, the Petroleum (Submerged Lands) Act 1967 governs permits lying further offshore than three miles form the coast. Coastal waters and lands are within state jurisdiction. The Australian permits of the Registrant are granted and regulated under the Petroleum (Submerged Lands) Act 1967. This statute provides for four types of permits, exploration permits, retention leases, production licenses and pipeline licenses. An exploration permit provides the exclusive right to undertake seismic surveys and drilling in a defined area. Permits are awarded by a work program bidding system or a cash bidding system over acreage released each year by the Commonwealth. Work program permits are issued for an initial term of six years with an unlimited number of five year renewals. At each renewal, 50% of the permit area must be relinquished. On discovering petroleum, a holder must notify the authority. If commercial, the holder may apply for a production license. Production licenses are issued for 21 years and may be renewed for a further 21 years. If the holder makes a non-commercial discovery which has a reasonable chance of becoming commercial within the next 15 years, a retention lease may be granted. Retention leases are issued for terms of five years with renewal periods of five years. a pipeline license is usually granted at the same time as a production license.

In Papua New Guinea, the Petroleum Act provides for four different types of license, petroleum prospecting licenses ("PPL") for exploration, which is the form of tenure held by the Registrant, petroleum development licenses ("PDL") for petroleum developments, petroleum retention licenses ("PRL") for gas reserves which are considered sub-economic and pipeline licenses. A PPL is granted for a term of six years with one five year extension permitted. At the end of the first term, the holder must relinquish 50% of the initial size of the permit, less the area of any PRLs on extension.

A PPL usually contains a work program which is submitted to, and approved by, the Minister for Petroleum and Energy. Appropriate variations to a work program may be approved by the Minister at any time during the third to sixth years of a PPL. The State has the option to acquire a 22.5% interest in any petroleum development. Where it does so, a two percent interest is held for the benefit of the landowners in the project area. The price payable by the State is 22.5% of sunk costs, including the allowable exploration expenditure of the project. Orogen Minerals Limited ("Orogen"), a publicly listed company 51% owned by the State, has an option to acquire up to a 20.5% interest in future petroleum projects out of the State's entitlement of 22.5%. If Orogen does not exercise its option, the permit holder is obliged to carry the State's acquisition of its 22.5% interest and all development costs. This carried interest is repaid with a commercial rate of interest out of petroleum production attributable to the State's share. If Orogen exercises its option, the cost of the carried interest is paid immediately. A PDL is granted for an initial term of 25 years with one 20 year extension. A PRL is granted for an initial term of five years with two five year extensions. A pipeline license is granted for a term of 25 years with one 20 year extension. Assignments of, and dealings in, all types of petroleum licenses are permitted, subject to the Minister's consent. Any assignment or dealing without such consent is void. Before drilling an exploration well, the permit holder and the State generally enter into a production agreement that sets out additional conditions applying to operations, the procedures which will lead to a development and the terms on which the state will acquire its equity interest in a development.

In China, the Registrant is negotiating with the China National Petroleum Corporation the next stage of its operation. The terms and conditions of operation and property tenure cannot at this time be determined. Discussions are based on the February 1994 China National Petroleum Corporation model contract, but it is not clear at this time if the Registrant will enter into a geophysical service agreement, a drilling services agreement or a production sharing contract or the extent to which terms and conditions of the model agreement will be modified during the course of negotiation with the China National Petroleum Corporation.

Risk Factors

The common shares of the Registrant must be considered a speculative investment due to a number of factors. The purchase of the common shares involves a number of significant risk factors.
Purchasers of common shares should consider the following:

1.   No History of Operations and Reliance on Expertise of Certain
Persons

The Registrant has no history of operations and is dependent on the management by its president and, in the acquisition, exploration and development of petroleum properties, and on the advice of consulting geologists retained by the Registrant from time to time. The current president of the Registrant is experienced in the acquisition, exploration and development of petroleum properties in New Zealand and other Asian countries, particularly China, Papua New Guinea and Australia. Should the current president leave the Registrant, the Registrant may have difficulty in finding a person of comparable education and experience to manage the business of the Registrant.

2.   Limited Financial Resources

The Registrant has limited financial resources and, if the business is not profitable, may not be able to raise sufficient funds to sustain, continue or expand its business. The Registrant currently has limited revenues and relies principally on the issuance of common shares to raise funds to finance the business of the Registrant. There is no assurance that market conditions will continue to permit the Registrant to raise funds if required.

3.   Competition with Other Companies

Other companies with greater financial resources or expertise are in competition with the Registrant. The Registrant must compete with such companies in bidding for the acquisition of petroleum interests from various state authorities, in purchasing or leasing equipment necessary to explore for, develop and produce hydrocarbons and in obtaining the services of personnel in the exploration for, and development and production of, hydrocarbons. While the Registrant has acquired various rights to explore, there is no assurance that personnel and equipment will be available to carry out the programs planned by the Registrant.

4.   Failure to Locate Commercial Quantities of Hydrocarbons and
Geological Risks

There is no assurance that commercial quantities of hydrocarbons will be discovered and prices for hydrocarbons may vary, rendering any deposit discovered uneconomic. In addition, even if hydrocarbons are discovered, the costs of extraction and delivering the hydrocarbons to market may render any deposit found uneconomic. Geological conditions are variable and unpredictable. Even if production is commenced from a well, the production will inevitably decline and may be affected or terminated by changes in geological conditions that cannot be foreseen or remedied by the Registrant.

Prices for oil and gas may fluctuate widely from time to time depending on international demand, production and other factors which cannot be foreseen by the Registrant. A decline in price may render a discovery uneconomic. The recent Asian financial market crisis has reduced demand for petroleum products in the Asia-Pacific region, but production, if any, from the Registrant's properties that might be sold to countries affected by the recent Asian financial market crisis would, even for a discovery made in 1998, take some years to develop and would be sold under financial conditions cannot be determined.

5.   Governmental Laws and Local Conditions

Claims of aboriginal peoples in Australia or New Zealand may adversely affect the rights or operations of the Registrant. There is no assurance that governmental regulation will not vary, including regulations relating to prices, royalties, allowable production, environmental matters, import and export of hydrocarbons and protection of water resources and agricultural lands. The Registrant is subject to numerous foreign governmental regulations that relate directly and indirectly to its operations including title to the petroleum interests acquired by the Registrant, production, marketing and sale of hydrocarbons, taxation, environmental matters, restriction on the withdrawal of capital from a country in which the Registrant is operating and other factors. There is no assurance that the laws relating to the ownership of petroleum interests and the operation of the business of the Registrant in the jurisdictions in which it currently operates will not change in a manner that may materially and adversely affect the business of the Registrant. In particular, the Registrant is of the view that the laws of China and to a lesser extent those of Papua New Guinea relating to the business of the Registrant may be unable to be determined or may change with little or no notice or the Registrant may be subject to unofficial or local policies that materially and adversely affect the business of the Registrant. There is, however, no assurance that the laws of any jurisdiction in which the Registrant carries on business may not change in a manner that materially and adversely affects the business of the Registrant.

6.   Environmental Risks

The Registrant is subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment. In operating and owning petroleum interests, the Registrant may be liable for damages and the costs of removing hydrocarbon spills for which it is held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering the Registrant liable for environmental damage without regard to negligence of fault on the part of the Registrant. Such laws and regulations may expose the Registrant to liability for the conduct of, or conditions caused by, others or for acts of the Registrant that were in compliance with all applicable law at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the business of the Registrant. The Registrant believes that it has conducted its business in substantial compliance with all applicable environmental laws and regulations.

7.   Indemnities may be Unenforceable or Uncollectable

The operating agreements with participants in a property provide for the indemnification of the Registrant as operator. There is no assurance that such indemnification will be enforceable or that a participant will be financially able in all circumstances to comply with its indemnification obligations, or that the Registrant will be able to obtain such indemnification agreements in the future.

8.   Possible Lack of or Inadequacy of Insurance

The Registrant maintains insurance against certain public liability, operational and environmental risks, but there is no assurance that an event causing loss will be covered by such insurance, that such insurance will continue to be available to, or carried by, the Registrant or, if available and carried, that such insurance will be adequate to cover the Registrant's liability.

9.   No Assurance of Earnings or Dividends and Taxation of
Dividends

The Registrant has no history of earnings and there is no assurance that the business of the Company will be profitable and, even if the business of the Registrant is profitable, there is no assurance the board of directors will declare dividends on common shares.

The register of members of the Registrant discloses that the majority of the shares of the Registrant are held of record by persons resident in the United States of America. If the Registrant should declare a dividend, a withholding tax of five per cent is payable in Canada on payment of a dividend to a corporate resident of the United States of America holding more than ten per cent of the shares of the Registrant and 15% to all other residents of the United States.

10.  Marketing of Petroleum Products

The availability of products sold, or to be sold, by the Registrant may be restricted or rendered unavailable due to factors beyond the control of the Registrant, such as change in laws in the jurisdictions in which the properties of the Registrant are located, changes in the source of supply in foreign countries, prohibition on use due to testing and licensing requirements and in certain areas of the world civil disorder or governmental confiscation without compensation.

The Registrant is in the early stages of the exploration of its properties and does not sell petroleum production in countries affected by the current Asian financial market crisis. Even if discoveries in commercial quantities are made by the Registrant, development of a discovery may take a number of years and financial conditions at that time cannot be determined. The Registrant holds its cash reserves in US dollars but incurs the majority of its expenses in Australian and New Zealand dollars which have declined relative to the US dollar, and if anything, has benefited from the Asian financial crises with the recent rise of the US dollar relative to currencies of countries in the Asia-Pacific region.

11.  Activities of Management

The management of the Registrant and the growth of the Registrant's business depends on certain key individuals who may not be easily replaced if they should leave the Registrant; and persons in management have other business interests which may result in them devoting, from time to time, some of their time to such other interests.

12.  Inadequacy of Public Market

There is no assurance that the public market for the common shares of the Registrant will be maintained or that the holder of common shares will be able in all circumstances to sell such shares in the quantity and at the price desired by such holder.

13.  Restrictions in Applicable Securities Laws

Applicable securities laws may restrict the transfer of common shares and if an exemption is not available to a holder wishing to sell, the shares may not be transferred.

14.  Dilution

The Registrant may issue more common shares at prices determined by the board of directors, possibly resulting in dilution of the value of common shares, and, given there is no preemptive right to purchase common shares, if a member does not purchase additional common shares, the percentage share ownership of the member in the Registrant will be reduced.

15.  Loss of Investment

An investment in common shares of the Registrant should only be made by persons who can afford a complete loss of their investment and there is no assurance that the common shares of the Registrant will increase in value from the amount at which a member acquired common shares of the Registrant.

16.  Risk Inherent in Exploration

Most of the properties of the Registrant are at the exploration stage and, except for petroleum mining permit 38148, without known, commercial reserves of oil or gas. Oil and gas exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing and profitable properties.

17.  Dealings With Associated Companies

The acquisition, exploration and development of hydrocarbon permits and licenses by the Registrant is carried on, in a number of cases, with associated companies that have common or connected management, the same principal shareholders and, except for Durum Energy Corp., a common promoter. The associated companies are Trans-Orient Petroleum Ltd. (OTCBB: TEPUF, New Zealand Unlisted Board: TOP), Durum Energy Corp. (VSE: DUE) and AMG Oil Ltd (OTCBB: AMGO). The companies are called the IREMCO Group after International Resource Management Corp., a private company owned by Mr. Alex Guidi. See
Item 1. Business-Risk Factors- Dealings with Associated Companies,
Item 5. Directors and Executive Officers and Item 7. Certain Relationships and Related Transactions.

Mr. Alex Guidi is the chairman, a member of the board of directors, principal shareholder and the promoter of the Registrant. Mr. Guidi is a member of the board of directors, principal shareholder and the promoter of Trans New Zealand Oil Company ("TNZ"). Mr. Guidi is a member of the board of directors, the chairman, principal shareholder and the promoter of Trans-Orient Petroleum Ltd. ("TOP") and the promoter of Gondwana Energy, Ltd. ("GEL"). Mr. Guidi is a shareholder of Durum Energy Corp. ("Durum") but is by private agreement not involved in Durum until the earlier of delisting of trading of the shares of Durum through the facilities of the Vancouver Stock Exchange or April 15, 2000.

Dr. David Bennett is a member of the board of directors of TNZ. Dr. Bennett is the president, chief executive officer and a member of the boards of directors of the Registrant, TOP and Durum. Dr. Bennett is the spouse of Jennifer Lean. Dr. Bennett is a member of the various boards of directors and an officer of various subsidiaries of companies in the IREMCO Group and holds powers of attorney to deal on behalf of various companies in the IREMCO Group.

Mr. Ronald Bertuzzi if the president and a member of the board of directors of the TNZ. Mr. Bertuzzi is also a member of the boards of directors of the Registrant and GEL.

Mr. Mark Katsumata is the secretary and treasurer of TNZ. Mr.
Katsumata is also the secretary of the Registrant, TOP and Durum and the secretary and treasurer of GEL.

Ms. Jennifer Lean is the president and a member of the board of directors of GEL. She holds the authority to act on behalf of various companies in the IREMCO Group and subsidiaries of various companies in the IREMCO Group. She is also a member of various boards of directors and an officer of various subsidiaries of companies in the IREMCO Group and is the spouse of Dr. David Bennett.

Mr. Peter McKeown and Mr. Bernhard Zinkhofer are members of the boards of directors of TOP and Durum and Mr. Zinkhofer is a partner of the solicitors of the companies in the IREMCO Group, Lang
Michener Lawrence Shaw, Vancouver, B.C. and Toronto, Ontario,
Canada.

At June 30, 1998 Mr. Guidi beneficially held 4,991,000 shares of TNZ of a total outstanding of 12,500,000 (39.9%). Mr. Garth Johnson, who has voting discretion over 1,500,000 (12.0%) shares of the outstanding shares of the Company, is employed by the IREMCO Group. At June 30, 1998 Mr. Guidi beneficially held 5,904,076 common shares of the Registrant of a total outstanding of 28,262,398 common shares (20.9%) and held rights to acquire an additional 994,000 common shares at various prices. At June 30, 1998 Mr. Guidi beneficially held 10,021,400 common shares of TOP of a total outstanding of 28,779,060 common shares (34.8%) and held rights to acquire an additional 6,800,000 common shares at various prices. At June 30, 1998 Mr. Guidi beneficially held 1,000,000 common shares of Durum of a total outstanding of 9,541,908 common shares (10.5%) subject to a private agreement dated April 15, 1997. At July 8, 1998 Mr. Guidi owned 90.9% of the outstanding shares of GEL.

The percentage participation of the Registrant and associated companies in a property is determined by the boards of directors of each company in accordance with the provisions of the Business Corporations Act (Yukon). Persons who are not willing to rely on the exercise of judgment by the respective boards of directors in determining the participation in properties should not consider an investment in the shares of the Registrant or associated companies.

18.  Defeasance of Title

The possibility exists that title to one or more properties of the Registrant may be lost due to an omission in the claim of title.
The Registrant does not maintain title insurance.

ITEM 2.   FINANCIAL INFORMATION

Introduction

The following is a discussion of the Registrant's financial condition, results of operations, financial resources and working capital. This discussion and analysis should be read in conjunction with the Registrant's consolidated financial statements contained in this Form 10 under Item 13.

Overview

The Registrant was not active in the acquisition, exploration and development of petroleum properties in 1995. The interests currently held by the Registrant began to be acquired in 1996. The Registrant has directed its efforts to the acquisition of petroleum interests of substantial acreage in under-explored areas that are geologically favorable for the discovery of the hydrocarbons. The risk inherent in the exploration for the discovery of hydrocarbons has been reduced by the participation of other companies as working interest participants. The Registrant has also established itself as the operator of programs on certain of the petroleum interests held by the Registrant in order to better control and manage the process of exploration and development of the petroleum interests.

Acquisition of Petroleum Interests, Exploration, Development and
Production

The acquisition, exploration and development of, and production from, petroleum interests between January 1, 1996 and December 31, 1997 is described under Item 1-Business.

Selected Financial Information

The following constitutes selected financial data for the Registrant prepared in accordance with United States generally accepted accounting principles for the last five completed financial periods The information, expressed in United States dollars unless otherwise indicated, must be read in conjunction with the more detailed financial information contained in the accompanying audited and management financial statements.

                             December 31                   January 31
                   1997         1996        1995        1995        1994
Current Assets     $10,785,233  $9,597,265  $1,024,635  $  575,210  $  604,111
Petroleum and Natural
  Gas Properties     1,929,839   1,113,928      60,438                  10,320
Property and
  Equipment            115,244      34,933       6,150         nil         nil
Incorporation
  Costs                    nil         nil         867         867         867

Total Assets        12,830,316  10,746,126   1,092,090     586,397     604,978

Share Capital       18,178,652  15,528,959   4,993,739   4,397,920   4,290,952

Deficit             (5,394,040) (4,869,868) (3,968,214) (3,824,570) (3,773,864)

Gross Revenue          870,059     426,432      38,980      25,768       2,266

Net Loss              (524,172)   (901,654)   (143,644)    (50,706)    (40,027)

Net Loss
 per Share               (0.02)      (0.04)      (0.01)      (0.00)        nil

Certain transactions have occurred during the periods which may cause the data between periods to be not comparable. For fiscal 1996, refer to Item 1-Business-Development of Business for a description of the acquisition of the interest in the Ngatoro Oil Field.

Exchange Rates

On December 31, 1997, the buying rate for Canadian dollars was US$1.00: CDN $l.4305. The following table sets out the buying rate for Canadian dollars for the period indicated. Rates of exchange are obtained from the Bank of Canada and believed by the Registrant to approximate closely the rates certified for customs purposes by the Federal Reserve Bank in New York.

          1993      1994      1995      1996      1997
Year End  1.3217    1.4018    1.3640    1.3706    1.4305
Average   1.2898    1.3659    1.3726    1.3636    1.3844
High (1)  1.3446    1.4065    1.4243    1.3855    1.4393
Low (1)   1.2425    1.3109    1.3303    1.3295    1.3365

Note (1): The high and low buying rate figures are selected from daily high and low figures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

General

The Registrant is in the exploration and evaluation stage on its oil and gas properties and hence has not yet achieved profitability or break even cash flow. The Registrant has experienced losses in each fiscal period reported on. Its main source of capital currently is the issuance of equity securities, which has a dilative effect on the Registrant's shareholders. Total losses incurred from incorporation to December 31, 1997 were $5,572,109. The level of future operations may be limited by the availability of capital resources, the sources of which are not predictable. The results of operations should be largely measured by the success of the extent and quality of oil and gas discovered as a result of exploration programs. The sales value of any oil and gas discovered by the Registrant will be largely dependent on factors beyond the Registrant's control such as the market value of the hydrocarbons produced.

The business of the Registrant was inactive during the 1995 fiscal year. The Registrant commenced the operation of its current business in 1996. The efforts of management have been directed towards the acquisition of petroleum interests and the commencement of exploration programs on the interests acquired. The Registrant is also the operator on certain of the interests acquired and to that end has established an exploration office in Wellington, New Zealand. The acquisitions made by the Registrant between January 1, 1996 and December 31, 1997 are described under Item 1-Discussion of Development of Business.

Operating Revenue

Effective September 1, 1996 the Registrant bought the outstanding shares of Minora Energy (New Zealand) Limited for AUS$575,000 (CDN$478,755, US$348,790). The name of the company was changed to Ngatoro Energy Limited. Ngatoro Energy Limited owns a five per cent participating interest and revenue interest in petroleum mining permit PMP 38148, which has four producing oil wells and two shut-in gas wells. In the year ended December 31, 1996 the Registrant received $163,388 from hydrocarbon sales and in the year ended December 31, 1997, the Registrant received revenues of $487,941. Production has remained relatively constant.

Costs and Expenses

In the year ended December 31, 1997 the Registrant incurred expenses in the acquisition, exploration and development of petroleum interests of $1,064,976. The amount incurred in the acquisition, exploration and development of petroleum interests for the year ended December 31, 1996 was $1,182,655. The increase represents the acquisition of additional petroleum interests by the Registrant and development and implementation exploration programs.

Depletion and amortization expense for the year ended December 31, 1997 was $97,827 and for the year ended December 31, 1996 was $98,252.

General and administrative expenses for the year ended December 31, 1997 were $1,022,554 and for the year ended December 31, 1996 were $1,153,770.

Interest Expense

The Registrant finances its business primarily from the issuance of common shares and secondarily from the receipt of petroleum revenues from its interest in the Ngatoro oil field, New Zealand.
The Registrant has not effected any borrowing and has consequently not incurred any interest expense.

Interest Income

Interest income for the year ended December 31, 1997 was $382,118 and for the year ended December 31, 1996 was $263,044. The increase was due to the receipt and deposit between January 1, 1996 and December 31, 1997 of $13,184,913 from the issuance of common shares.

Liquidity

The Registrant has maintained an appropriate liquidity level to fund its expenditure programs in the past and has no reason to conclude that this will not continue for fiscal 1998. The Registrant is satisfied with its ability to access capital markets through private placements, public offerings, and convertible securities in order to preserve liquidity levels. The Registrant will utilize joint venture arrangements to reduce its exposure on exploration and development programs.

In the fiscal year ended December 31, 1997 the Registrant completed a Canadian private placement of 1,000,000 units for $1.80 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase a common share for $1.90 before July 4, 1998, for $2.00 from July 4, 1998 to July 3, 1999 and for $2.10 from July 4, 1999 to July 3, 2000. The Registrant issued 279,000 common shares to directors, senior officers and employees pursuant to the exercise of incentive stock options for gross proceeds of $652,151. The Registrant also issued 50,000 common shares on exercise of warrants for proceeds of $125,667.

As of December 31, 1997 the Registrant had $10,739,529 in working capital as compared with $9,510,230 as of December 31, 1996.

During the fiscal year ended December 31, 1996, the Registrant completed a Canadian private placement of units distributed to British Columbia residents raising $2,209,620 (CDN$3,030,000) through the issuance of 1,000,000 units at a price of CDN$3.03 per unit, each unit consisting of one common share and one non-transferable share purchase warrant to purchase an additional share before May 27, 1997 at CDN$3.03 per share and between May 28, 1997 and May 27, 1998 at CDN$3.485 per share. The Registrant issued additional common shares to directors, senior officers and employees pursuant to the exercise of incentive stock options for gross proceeds of $7,614,949 (CDN$10,384,167) (1,725,000 shares for
CDN$2.167 per share, 1,002,000 shares for CDN$3.333 per share, 612,000 shares for CDN$5.00 per share, 40,000 shares for CDN$5.33 per share and 40,000 shares for CDN$0.837 per share).

During the fiscal period ended December 31, 1995, the Registrant issued 7,494,000 shares for CDN$0.103 per share for gross proceeds of $579,789 (CDN$774,380) pursuant to the exercise of share purchase warrants. No incentive options were exercised during this period.

Capital Resources

The Registrant's capital resources are comprised primarily of private investors, including members of management, who are either existing contacts of the Registrant's management or who come to the attention of the Registrant through brokers, financial institutions and other intermediaries. The Registrant's management is of the view that conventional banking is unavailable to resource companies which are in the exploration stage. The Registrant's access to capital is always dependent upon general financial market conditions, especially those which pertain to venture capital situations such as oil and gas exploration companies. The Registrant's capital resources have not changed in 1997 nor are they anticipated to change materially in 1998.

The amount that the Company has spent on acquisitions vs.
exploration and development over the past two years is:

     Acquisition:                  $  460,104
     Exploration and development:  $1,787,527

The amount that the Company intends to spend in 1998 on acquisitions vs. exploration and development is:

     Acquisition:                  $   100,000
     Exploration and development:  $ 2,950,000

It is management's intention to acquire, explore and develop oil and gas properties in the Asia Pacific region. Material capital commitments to December 31, 1998 are described in Item 1. Business-Plan of Operations.

The Registrant has no other anticipated capital expenditures of a material amount. However, the Registrant intends to acquire additional petroleum interests which may give rise to further capital expenditures.

The Registrant has no agreements with management, investors, shareholders or anyone else respecting additional financing at this time. Because of the nature of the Registrant's business, there are no trends in the nature of its capital resources which could be considered predictable. To date, the Registrant's capital resources have consisted solely of the issuance of common shares pursuant to either public distributions, private placements or the exercise of convertible securities.

Results of Operations

The Registrant is an exploration company. The Registrant's primary focus as of December 31, 1997 is the investigation and acquisition of oil and gas properties. The Registrant's policy is to acquire interests and where possible, minimize its risk exposure by farming out or joint venturing these interests to other industry participants.

The Registrant's current property focus is on the acquisition and exploration of properties primarily in the Asia Pacific region with the objective of establishing a solid cash flow base and participating in high potential exploration blocks in under explored countries with attractive fiscal regimes.

Revenues for the year ended December 31, 1997 were $870,059 compared with $426,432 for the year ended December 31, 1996. The Registrant's expenses for the year ended December 31, 1997 were $1,394,231 resulting in a per share book loss of $0.02 compared with $1,328,086 resulting in a per share book loss of $0.01 for the period ended December 31, 1996.

Effective September 1, 1996 the Registrant bought the outstanding shares of Minora Energy (New Zealand) Limited for AUS$575,000 (CDN$478,755, US$348,790). The name of the company was changed to Ngatoro Energy Limited. This acquisition provided the Registrant with oil and gas revenues of $163,388 for the year ended December 31, 1996 and $487,941 for the year ended December 31,1997. During the year ended December 31, 1997, interest income increased to $382,118 compared to $263,044 for the year ended December 31, 1996. This is due to additional cash of $2,649,693 provided by the issuance of common shares through private placements and exercise of stock options and warrants during the year ended December 31, 1997.

Revenues for the period ended December 31, 1995 were $38,980 compared with $25,768 for the year ended January 31, 1995. The Registrant's expenses for the period ended December 31, 1995 were $182,624 resulting in a per share book loss of $0.01 compared with $76,474 resulting in a per share book loss of $0.01 for the year ended January 31, 1995.


ITEM 3.   PROPERTIES

The following is a brief description of the principal properties held by the Registrant. The terms and conditions of the permits and licenses under which the properties are held are discussed in Item
1.  Business-Discussion of Development of Business.

ALTHOUGH THE REGISTRANT IS CURRENTLY RECEIVING SOME PRODUCTION REVENUE, THE REGISTRANT DOES NOT REPRESENT THAT IT HOLDS MATERIAL INTERESTS IN PROVEN PROPERTIES AS ALMOST ALL OF ITS PROPERTIES ARE IN THE EXPLORATION STAGE. THE REGISTRANT SHOULD BE CONSIDERED AN EXPLORATION AND DEVELOPMENT STAGE OIL AND GAS COMPANY.

For definitions of technical terms in the following description of properties, see the Glossary of Terms.

General

The formation of geological conditions for the generation, entrapment and location of hydrocarbons depends on a number of unpredictable factors. First, any system of sedimentary strata must contain a source of hydrocarbons. Secondly, the source rocks must have been buried in order for conditions favorable to the production of hydrocarbons to prevail and the hydrocarbons must have been expelled from the source formations. With expulsion, the hydrocarbons will migrate and strata into which the hydrocarbons migrate must be conducive to both the collection of the hydrocarbons in the strata and the sealing of the hydrocarbons within the strata in which they collect. Geological conditions are extremely varied and unpredictable. See Item 1-Business-Risk Factors.

1.   New Zealand, East Coast Basin, North Island

Regional Geology

Geologically, the East Coast Basin area in north-east New Zealand lies in the forearc of an active convergent plate margin between the subducting oceanic Pacific plate to the east and the Indian-Australian plate of continental composition to the west. The rocks exposed on land are characterized by thick marine clastic sequences ranging in age from early Cretaceous to the Quaternary, with complex stratigraphy and structure. The stratigraphy may be simplified into five parts. The pre-Miocene geology can be divided into autochthonous and allochthonous sequences. Both sequences have some units in common, but there are material differences. The basement rocks are Early to Mid-Cretaceous. Overlying the basement rocks is an allochthonous unit that was emplaced by a foreland style thrust belt in early Miocene times. This emplacement occurred at the same time as a change in sedimentation from a slow, clastic-starved environment (Late Cretaceous to Paleocene) to a rapid clastic deposition environment (Miocene to Quaternary). Overlying this unit is about 19,000 feet of Miocene strata that was laid down in a moderate to deep marine environment. The sequence is interspersed with turbiditic sandstone and mudstone sections of variable thickness of up to 100 feet. The structural geology in the area is complex, varying from large, open synclines and tight anticlines in the north to low angle normal faults of several hundreds of feet displacement in the west and disconformities and faulting in the south. From Pliocene times, there was rapid uplift in the area, which prevented further marine deposition, and rapid erosion began with normal faulting occurring throughout the area.

Currently, there is no production from the East Coast Basin except for small scale local use of gas seeps.

(a)  Petroleum Exploration Permit PEP 38328 (40.0%)

Most of PEP 38328 is flat or gentle hill country, with some hilly areas to the south-east. The main population centers are the twin cities of Hastings and Napier, which has a port, with a combined population of about 110,000. These are the largest cities on the east coast of the North Island and service a largely rural area. Current gas consumption in the area is about 2.5 billion cubic feet. Gas is supplied by an eight inch pipeline from the Taranaki area on the west coast of the North Island. This pipeline passes through the center of the permit area.

PEP 38328 has been very lightly explored. Only three wells have been drilled in the permit area and limited seismic data has been collected. A well in the south of the permit area encountered Pliocene reservoir limestones, but these were water saturated and the well was abandoned. Another well near Napier encountered gas but was not tested. Later, gas was collected for local use. A third well near Napier encountered Upper Pliocene turbidite sandstones which contained a gassy brine. Upper Miocene turbidite sandstones were also encountered below the Upper Pliocene. Other horizons also has indications that they were gas bearing.

The Kereru Prospect was defined in 1988 to 1991, but much of the permit has not been explored with seismic techniques. One of the objects of the participants is to define additional structures in the permit area. The East Coast Basin has many oil seeps, gas seeps and indications of oil in outcrop but not enough is known about sub-surface structures to determine likely reservoir locations. The best source formations in the permit area are considered to be the

Upper Cretaceous to Paleocene Whangai Formation and the Paleocene Waipawa black shale formation. The latter is usually about 100 feet thick and the former about 300 feet thick. These formations are considered to be likely oil bearing formations. Local gas seeps indicate that other formations may be targets for the location of gas.

Surface geology and information from the wells drilled to date indicate the Pliocene and Pleistocene limestones, which occur at several stratigraphic levels and outcrop throughout the permit area, have the best potential to be reservoir formations. Thicknesses vary from 15 to several hundred feet. Other potential reservoir formations include Pliocene and Pleistocene turbidite sandstones that occur throughout the permit area, and Upper Miocene turbidite sandstones.

Additional seismic work is required to delineate structures within the permit area. Finally, regional conditions indicate that the depth of burial of the source formations for oil and gas is in excess of 13,000 feet, sufficient for the generation of hydrocarbons. Seismic data indicates that there are structures within the permit area which may act as traps for migrating hydrocarbons.

In the fourth quarter of 1996, the Kereru-l exploration well was drilled to a depth of 1,938 meters (6,391 feet). Several thin and separated potential pay reservoir sandstones were encountered, but the Registrant decided that the results did not justify the expense of flow testing the well. The well was plugged and abandoned. In the first half of 1997, a 120 mile seismic survey costing approximately $700,000 was completed. Data was exchanged with adjacent permit holders and indicated a previously unidentified structure in coastal the northern part of the permit, an anticlinal structure in the coastal area south of Napier and several structure along the southern boundary with PEP 38330.

(b)  Petroleum Exploration Permit PEP 38330 (34%)

PEP 38330 is north of PEP 38328 on the eastern side of Raukumara Peninsula, the most easterly part of the North Island. The country covered by PEP 38330 ranges from low alluvium-filled valleys to hilly incised country. The area is lightly populated, comprised mostly of pastoral farmland increasingly converted to forestry blocks in recent years. An extensive transportation system is already in place. Gisborne, with a population of 30,000 serves as a port and service center for the area.

The permit area is very lightly explored. The abundance of oil and gas seeps in the area indicates that hydrocarbon generation has occurred, the most likely source rocks being the Whangai Formation. The formation process will be complex as a result of the complicated tectonic and burial history. In the permit area, the

Miocene turbiditic sandstones and minor conglomerate and limestone deposits are the likely areas where reservoirs will be located. There are several promising outcrops known with some indications of hydrocarbons. Finally, the presence of mud volcanoes and hot springs in the permit area indicate that the Miocene-Pliocene mudstone sequences contain stratigraphic seals capable of containing hydrocarbons.

Historically, there have been six exploration wells drilled on or adjacent to the permit area since 1945. Four of the wells were drilled before 1972 with very poor seismic control. Two wells drilled in 1985 and 1986 were supported with 75 miles of seismic data but in both cases were unsuccessful. The Registrant is concentrating on the acquisition of seismic data and on surface geological mapping.

The main exploration targets currently recognized are around the Waitangi Oil Seeps area in the south of the permit area and the Matanui Anticline area in the center of the permit area. The surface expression of the Matanui Anticline covers some 80 square miles in area and there are few oil or gas seeps along its boundaries, indicating a possible unbreached structure. The Registrant is also considering drilling a well alongside the old Waingaromia-1 well, which produced oil in the 1880's before the rig burnt down due to ignition of gas escaping from the well. A recent survey of this old well confirmed that it is still actively leaking hydrocarbons.

A 15 mile regional seismic line was completed in April, 1997 over the main structural features of the basin, including the Matanui and Pauariki Anticlines.

(c)  Petroleum Prospecting License PPL 38332 (42.5%)

PEP 38332 covers an area of approximately one million acres in the East Coast Basin and is located onshore in the southern Hawke Bay area, North Island, immediately south of PEP 38328.

The country covered by PEP 38332 is a fairly flat alluvial plain in the center, but more hilly, incised country in the east and west. Major road and rail links, including the eight-inch natural gas line to the Hawke Bay area, running across the center of PEP 38332. There is a good network of minor roads. The area is predominantly pastoral farmland, with no major population centers. The area is serviced from Napier and Hastings to the north.

Two wells were drilled in the east of the permit in the early years of the 20th century, and both recorded oil and gas shows. Two further wells, in 1969 and 1971, were drilled in the western area of PEP 38332, but were unsuccessful. These results identify the area east of the Waewaepa Fault as being the main area of exploration interest in PEP 38332. A number of prominent oil and gas seeps in the eastern area, and oil source rocks seen in outcrop, confirm its potential for discovery. Potential reservoirs are also present in the Miocene sandstones and Pliocene limestones. Some limited seismic data, acquired in 1970, together with surface geological mapping identifies potential trapping structures immediately east of the Waewaepa Fault.

Approximately 15 miles of new seismic data were acquired in this area of PEP 38332 in May, 1997 as an extension of the larger program in PEP 38328, to the north. Further seismic in 1998 will be considered after interpretation of this new seismic, together with reinterpretation of the existing old seismic. Over the next six months, the Registrant intends to continue the processing and interpretation of seismic data.

The Registrant intends to apply for the acquisition of further petroleum exploration rights in the East Coast Basin, New Zealand.

2.   New Zealand, Canterbury Basin, South Island, Petroleum
Exploration Permit PEP 38256 (50%)

The Canterbury Basin is located both onshore and offshore in the area surrounding Christchurch, on the east coast of the South Island. The total area of the Canterbury Basin is about twelve million acres. The sediments in the Canterbury Basin range in age from Middle Cretaceous to Miocene and have evolved in a manner similar to the Taranki Basin. There are numerous gas seeps in the area.

There have been five wells drilled on PEP 38256 since 1914 and four offshore wells drilled since 1970, two of which were condensate discoveries, which are relevant in interpreting the geology of PEP 38256. Generally, the area is lightly explored. The basement rocks are Cretaceous sediments and volcanics with some interbedding of coal formations. Overlying the Cretaceous formations are Paleocene and Eocene terrestrial sediments which gradually become of marine origin towards the eastern part of the basin. Overlying these formations are Oligocene limestone and sandstone formations which are principally marine in origin. The early Miocene period saw the deposition of marine sandstones and mudstones with a gradation to nonmarine sediments in the late Miocene period. The Pliocene and Quaternary strata are principally gravels derived from the formation of the Southern Alps with some volcanics.

Structures in the area trend from the north east to the south west. Little is known of the local geologic structure. The sandstones in the Miocene, Paleocene and late Cretaceous formations are considered to be potential reservoirs, with lesser emphasis placed on the Eocene and Oligocene limestones. Interbedded mudstones would provide seals for the reservoirs. Source formations are thought to be the upper Cretaceous coal formations and the Whangai and Waipawa Black Shale formations which are found elsewhere in the East Coast Basin.

3.   New Zealand, Taranaki Basin, North Island

Regional Geology

The Taranaki Basin is located on the west coast of the North Island. The sediments in the Taranaki Basin range in age from Late Cretaceous to the Quaternary and encompass a depth of some 25,000 feet with complex structure and geology. Compression across the eastern portion of the Basin during the early Miocene period resulted in a thrusted fold belt up to ten miles wide, which contains the McKee, Tariki, Ahuroa and Waihapa-Ngaere fields. The eastern margin of the Basin, where PEP 38716 is located, is lightly explored when compared with other areas of the Basin.

(a)  Petroleum Mining Permit PMP 38148 (5%) and Petroleum
Prospecting License PPL 38706 (7.75%)

PPL 38706 and PMP 38148 are situated onshore in the north central part of the Taranaki Basin, and cover a total area of approximately 40,000 acres. The area is immediately to the south of PEP 38720.

Oil production from the four wells producing from sandstones of the Mount Messenger Formation at depths of 5,000 feet has remained steady at 1,400 to 1,500 barrels per day. The participants intend to workover the producing Ngatoro- well and to enhance the production levels in the other producing wells. After this, a development well is planned to be drilled in the Ngatoro-2 pool, to be followed, if successful, by another development well, and an exploration well is planned to be drilled to test an undrilled structure in the PMP 38148 area.

(b)  Petroleum Exploration Permit PEP 38716 (19.8%)

PEP 38716 is situated in the eastern margin of the onshore Taranaki Basin and covers an area of approximately 67,000 acres. It is located adjacent to both the Kapuni gas-condensate field, discovered in 1959, and the Waihapa-Ngaere oil and gas field. The gathering station for the Waihapa-Ngaere oil and gas field is located within a few miles of the boundary of PEP 38716. The area consists of gently rolling hills with rural agriculture being the main activity.

Exploration of PEP 38716 has to date resulted in the collection of several hundred miles of seismic data from the area overlying the Taranaki Fault which formed the eastern margin of the Basin before Miocene thrusting. Two major plays are currently recognized as the basis for further exploration.

The Crown Prospect is located in the northern part of PEP 38716. Two wells were drilled to the south of this prospect in 1991 and both were unsuccessful. The main target horizons in the Crown Prospect are the Tikorangi limestones, with an estimated depth of

8,000 feet and the Tariki sandstones, with a depth of 10,500 feet. The Crown Prospect is interpreted as a thrust block anticline, somewhat similar in geological style and size to the nearby Waihapa oil field.

Deeper reservoir targets are provided by the sandstones of the Kapuni Group, with a depth of 12,000 to 16,000 feet. This formation may underlie the Crown Prospect and areas in the southern part of PEP 38716.

South of the Crown Prospect lies the Oru Prospect which overlies the Miocene sandstones of the Mount Messenger Formation. This horizon may contain oil at depths of less than 5,000 feet. This is considered to be a secondary target within the permit area. The Waihapa-8 well, drilled on the very edge of the Oru structure, flow tested oil from the target sandstones at rates in excess of 750 barrels per day.

(c)  Petroleum Exploration Permit PEP 38720 (50.0%)

PEP 38720 lies in the north central part of the Taranaki Basin, immediately south-west of the McKee oil field and north-east of the Ngatoro oil field. The Kaimiro gas field lies to the west of the permit area. The permit area is underlain by a complete Tertiary section including the Mount Messenger and Kapuni Formations which are reservoir objectives.

The Inglewood Fault, a feature which has played a significant geological role, both in creating traps for oil and gas, as in the Kaimiro and Ngatoro fields and in providing a conduit for oil and gas to move into such traps, crosses the northern part of PEP 38720. Movement on this fault system in the geological past has created a structural trap at Kapuni level (12,000 feet) within PEP 38720, which has been mapped from existing seismic and well information as covering an area of up to ten square km (2,500 acres). This feature, named the Waitoriki Prospect, will be the main focus of the ongoing exploration effort.

A significant petroleum seep in a quarry on the permit boundary, at a location where the Inglewood Fault cuts to ground surface, demonstrates that oil entrapment at shallower levels can also occur, in similar manner to the adjacent Ngatoro and Kaimiro oil fields. This makes the shallower Mount Messenger Formation (~5,000 feet depth) an exploration target.

(d) Petroleum Exploration Permit 38723 (40%)

PEP 38723 is adjacent to, and was until 1993 part of, PEP 38706 and has similar geology. Exploration of the general area has been conducted since 1978 and has resulted in the discovery of the McKee, Tariki, Ahuroa, Kaimiro and Ngatoro fields. The discovery of the McKee field in 1979 directed exploration towards investigation of the overthrust area of the eastern Taranaki Basin. In the general area, the formations which have been the targets of exploration are the Kapuni Formation, the Mount Messenger Formation and to a lesser extent the Upper Moki Formation. In 1993, 50% of PEP 38706 was relinquished and there were no leads recognized in the area covered by PEP 38723.

PEP 38723 is underlain by Late Cretaceous coal and marine shale sequences. Above these formations lies the Kapuni Formation of inter-bedded coal sequences which provide the principal source of local oil and gas accumulations. Above the Kapuni formation lies the McKee formation which was formed during the Eocene period. This formation has a limited potential to be a producing horizon on PEP 38723 due to its limited distribution, depth and absence of prospects and leads. During the Oligocene period, there was erosion followed by sandstone and then limestone deposition. The Tikorangi limestones increase in thickness towards the eastern boundary of the permit. In the Miocene period, clastic sediments were deposited to form the Moki sandstones which are a secondary reservoir target and to form the Mount Messenger sandstones which have not been tested on PEP 38723, although they are the producing horizon on the adjacent Ngatoro and Kaimiro fields. Tectonic activity along the Taranaki and Tarata fault zones also occurred during the Miocene period. Tilting to the southwest and about one kilometer of uplift occurred in the late Pliocene period.

The principal target formation on PEP 38723 is the Mount Messenger sandstones. There is, however, much regional variation within this formation given its deposition as toe and slope fans. Experience from the Ngatoro wells indicates that there may be as little as 1000 meters of continuity in the Mount Messenger formation. Definition of drilling targets requires well control, strong seismic anomalies and evidence of geologic structural closure.

Papua New Guinea
Petroleum Prospecting License PPL 192 (40.0%)

PPL 192 lies across the Strickland River in Western Province, Papua New Guinea. The area is covered by forests and is relatively flat. The area is sparsely populated and the lack of roads leaves the principal mode of transport as the Strickland River.

Drilling of several wells near to PPL 192 has given geologic indications of features favorable to oil and gas exploration on PPL
192. Thirty miles to the north-west of PPL 192 a well drilled by British Petroleum in 1990 was directed at a large basement drape structure of some 25,000 acres in area and 250 feet of vertical relief. The well encountered a basal Cretaceous sandstone at 10,040 feet which produced gas at 11.9 MMCFPD and condensate at 634 BCPD. Other wells have encountered structures and horizons which are likely to be replicated in PPL 192. Generally, the geologic system contains sizable, four-way dip closures of areas of up to 5,000 acres at the levels of Late Jurassic to Early Cretaceous target horizons. There is widespread development at the 5,500 to 6,000 foot level of the Toro sandstones and overlying Cretaceous marine shale which provide topseals, both of which have been encountered throughout the area. Finally, the geologic structures in the area were formed before hydrocarbon emplacement, meaning that structural traps for entrapment of hydrocarbons existed at the time of any hydrocarbon migration in the area.

PPL 192 has seen substantial exploration in the past. In the early 1970's, the area was largely covered by seismic surveys by Conoco, Marathon, Union Oil and others. In 1988 to 1990, Shell US, spent about $30 million in exploration and acquired an open 8 km by 16 km seismic grid over most of the area, with an infilling down to a 4 km by 4 km grid over the Kamu and Mamboi Prospects and the Tagari and Pogo Leads. Several other single line leads are also identified, and sizable structures may have been completely missed by the existing seismic coverage, given the open nature of the grid. In addition, the drilling in 1991 of the Langia-l well, located in the southern part of PPL 192, resulted in the discovery of 25 feet of gas pay at 5,000 feet depth which might extend over an area of some 5,000 acres across the Langia structure.

Since 1991, there has been virtually no exploration in this area as exploration in Papua New Guinea was at reduced levels and was concentrated in the mountain fold belt to the north-east of PPL
192. Activity in the foreland area has recently increased. The main feature in PPL 192 is the Kamu Prospect, a structure in the center part of the area defined on seismic as covering an area of approximately 4,500 acres, with a vertical relief of about 260 feet at the Toro Sands level at about 5,500 feet depth. The Toro Sands are widely developed across the Papuan Basin, and are the main producing reservoir sequence in virtually all the onshore discoveries. In addition to the Toro Sands, the Digimu and Imburu Formations also may be target reservoir formations.

Computer reprocessing and remapping of the existing seismic data is in process and a variety of geological studies are being conducted to better define the potential size and exploration uncertainties of the existing prospects and leads, particularly focusing on the Kamu Prospect and the Langia Field. In the immediate future, it is expected that several wells will be drilled in adjacent foreland basin licenses, both southeast and northwest of PPL 192, and these should also aid in understanding the potential of PPL 192. After completion of the current geological studies, further seismic acquisition will be considered before a drilling program in the license is announced.

The Registrant has applied for a further interest in Papua New
Guinea.

Australia

(a) Offshore Petroleum Exploration Permit Ashmore Cartier AC/P19, Timor Sea (65.0% to earn 61.75%)

The Western Australian continental margin was formed in the late Paleozoic era by the extension of this area of Gondwanaland. This event determined the major crustal architecture of the region. The AC/P19 permit area lies within the northern and western portion of the Vulcan sub-basin and the eastern flank of the Ashmore Platform. The Vulcan Sub-basin is a north-east trending, fault bounded deposition area that is characterized by several prominent troughs and a graben terrain. It is bounded to the northwest and to the southeast by the Permian-Triassic blocks of the Ashmore Platform and the Londonderry High. Up to ten kilometres of Upper Permian to Tertiary sediments lie in the basin.

The Vulcan Sub-basin is thought to have undergone a complex structural evolution that was dominated by three tectonic events, a Late Triassic compression, a Late Jurassic NNW-SSE extension and a Tertiary compression on collision with Pacific plates. The fault styles are dominated by a mixture of tilted fault blocks in the southern area and hourglass structures in the northern area. The location and geometry of the basement rocks control the relative position of the source rocks, fluid migration paths and reservoirs.

The Ashmore Platform is a large, elevated block that extends along the western margin of the Vulcan sub-basin. Triassic sediments on the Ashmore Platform are up to 4.5 kilometres thick. Faulting of the area in the Late Triassic resulted in extensive uplift and erosion. Flat-lying Cretaceous and Tertiary sediments unconformably overlie the Triassic sediments.

Regionally, Late Jurassic shales have been the source rocks for hydrocarbon formation. Source rock shales may also have been deposited in Middle and Early Jurassic shales in the Cartier Trough. Four dry wells have been drilled on the Ashmore Platform and this area is of little interest to the Registrant. The area of greatest interest is the Cartier Trough. The main objectives for exploration are traps that occur within and bounding the Cartier Trough. The water depth in the area is about 400 meters.

The Registrant has applied for further offshore interests in the Timor Sea.

(b)  Offshore Gippsland Basin, Bass Strait Permit VIC/P-39 (33.33%
to earn 31.67%)

The Gippsland Basin lies offshore between the mainland of Australia and Tasmania, about 30 miles from the coastline of the state of Victoria. All commercial oil and gas fields located in the area have been discovered in structural or combined structural and stratigraphic traps, mainly at the top of the Latrobe Group Coarse Clastic formation. The basin was developed during the separation of Australia from Antarctica by north-northeast to south-southwest lithospheric extension during the Early Cretaceous and the separation of Australia from the Lord Howe Rise and the Campbell Plateau in the Late Cretaceous. Rifting occurred in the Early Cretaceous and formed NNE-SSW transfer faults. Rift-bounding faults terminate abruptly before reaching the Paleozoic Gippsland Rise. The Rise is part of a regional belt which extends along the eastern margin of Australia. A second phase of rifting occurred in the Late Cretaceous, followed by a period of uplift and erosion over much of the basin area. Most of the formations in the basin area, including the Latrobe Group, are of marine to marginal marine origin.

Source formations in the area of the Gippsland Basin are located in the Western and Eastern Deeps. The Western Deep has undergone predominantly coastal plain deposition while the Eastern Deep was a transition zone between an estuary environment and limited offshore deposition. The Eastern Deep was buried during the Eocene period. Oil formation and migration occurred during the Miocene period and is believed to have been over vertical distances of two kilometres from the source formations to the coarse clastic sandstone reservoirs.

Permit VIC/P-39 is surrounded by the Kingfish, Halibut and Mackerel oil fields and the Marlin, Snapper, Bream and Barracouta gas fields. Seismic mapping of the area is difficult due to the existence of large, buried marine channels. Historically, seven wells have been drilled in the area of permit VIC/P-39. However, correct positioning of the exploration wells has been hindered by the difficulty of interpreting seismic data. The buried marine channels give a false representation of the subsurface geology. The Veilfin-1 well tested gas with a small amount of condensate at a depth of 9,760 feet and exhibited hydrocarbon shows in other formations. Preliminary examination of seismic information indicated that the well was drilled off structure and the area to the south east of the well is considered a lead. The other wells were also unsuccessful.

Other leads recognized in the permit area are Lead A and Knifejaw. The former is an upthrown, tilted fault block about six square kilometres in area and the latter has been mapped as a downthrown tilted fault block. Water depths in the area are less than 100 meters.

(c) Offshore Exploration Permit WA-199-P (5%), Timor Sea, Western
Australia

This permit area is located on the south east flank of the Sahul Syncline in the Timor Sea, north east of the AC/P19 permit area. The permit has been held since 1984 by the principal participants and work to date has identified two main prospects, the Kittiwake

Prospect in the northern part of the permit area and the Avocet Deep Prospect in the southern part of the permit area. The water depth over the Kittiwake Prospect is about 300 feet and the target formation for drilling is the Plover sandstones at a depth of about 9,000 feet. The target formation is at a depth of some 12,000 feet. The Kittiwake-1 well was dry. The participants have decided to apply for a six month extension and to farm-out a well on the Avocet Deep.

China

China-Joint Study Agreement of March 18, 1996 (50%)

The Registrant and Moondance Energy Limited have completed the study of existing seismic data and the preparation of the report on the Nanling and Wuwei basins and are negotiating the next stage of the work program.

The basins are situated immediately north and south of the Yangtze River in south-eastern Anhui Province and cover approximately 2.5 million acres (3,900 square miles). The shipbuilding center of Wuhu, a trading hub and deep-water river port, is located in the eastern part of the Wuwei Basin. It has a population of about 600,000 and is the last deep water port on the Yangtze River, accommodating ships of up to 10,000 tons year round. Shanghai is some 180 miles downstream.

The basins are geologically closely linked to the Subei Basin in North Jiangsu Province, about 100 miles to the northeast. Regionally, there was marine sedimentary deposition from the Proterozoic to Early Mesozoic eras. This was followed by what is called the Indosinian orogeny. This was a period of folding and the occurrence of thrust faults with later erosion occurring from the collision of the Yangtze and Huanan plates into the Jurassic period. There was then a change to continental sequences of deposition with arid conditions in the Early Cretaceous, regional compression thrust faults and north-west trending, high angle faulting occurred. This was followed in the Late Cretaceous by extensional rift basin development which were filled by thick continental deposits throughout the Cenozoic era. As a consequence, the basins have complex structural features of highly folded and eroded pre-Jurassic marine sequences which have been later thrusted and buried under thousands of meters of continental sedimentary formations. The current surface morphology is relatively flat and the recent deposition of continental sediments hides the complex structure.

The formations laid down in the Permian and Triassic periods are considered the best source for hydrocarbons. Outcrops of formations of Early Triassic age on the edges of the basins contain hydrocarbons. Outcrops of the Late Cretaceous to early Cenozoic strata have not been observed. The Paleozoic sediments are not considered to be likely formations for the location of reservoirs. On the south-western edge of the Wuwei Basin, there are outcrops of Middle to Late Jurassic carbonates and on the south-east edge of the Nanling basin there are outcrops of Cretaceous conglomerates and an outcrop of a porous sandstone which may possibly be placed in the Late Cretaceous period.

The regional folding that occurred during the Indosinian orogeny created four-way dip closures that are the most favorable structures for hydrocarbon entrapment. These "buried hill" structures affect the overlying sediments. In the overlying sediments, the normal and wrench faulting has created other traps for hydrocarbons. Accordingly, there are a number of targets for exploration, although the geology is complex. The basins contain numerous other leads, including domal features and pinch outs, unconformity, and stratigraphic and fault traps.

The basins have been lightly explored, with efforts by Chinese exploration companies being limited to geophysical surveys and the drilling of one deep exploration well. The participants have reinterpreted about 360 miles of seismic data collected in the Wuwei Basin in 1989 to 1994 and about 430 miles of pre-1982 analog data and 52 miles of 1988 digital data in the Nanling Basin.

The existing seismic data from the Nanling and Wuwei Basins was reprocessed in Shanghai for the Registrant as part of the ongoing evaluation of these areas. The main Nanling Basin prospect is the Hongzhuang Prospect, a mid-basin domal ridge approximately 8,000 feet deep at the crest, which is mapped in an upper level as covering approximately 25 square miles, with almost 1,200 feet of vertical relief. A second structure at about 12,000 feet deep covering about eight square miles with almost 1,000 feet of vertical relief has been detected.

Conceptual planning and costing of exploration wells on the Hongzhuang Prospect in the Nanling Basin and the Longtangwan Prospect in the Wuwei Basin is being completed, together with an assessment of the costs of additional seismic programs, in preparation for the next phase of work in these areas.

GLOSSARY OF TERMS

Currency and Measurement-All currency amounts in this Statement are stated in United States dollars unless otherwise indicated.

Conversion into imperial equivalents is as follows:

Metric Units                  Imperial Units

hectare                       2.471 acres
meter (m)                     3.281 feet
kilometer (km)                0.621 miles (5,280 feet)

Geologic Time

Name of Era    Name of Period      Number of Years Before Present

Quaternary     Holocene            0 to 400,000
               Pleistocene         400,000 to 1,800,000
Tertiary       Pliocene            1,800,000 to 5,000,000
               Miocene             5,000,000 to 24,000,000
               Oligocene           24,000,000 to 36,500,000
               Eocene              36,500,000 to 56,000,000
               Paleocene           56,000,000 to 66,000,000
Mesozoic       Cretaceous          66,000,000 to 140,000,000
               Jurassic            140,000,000 to 200,000,000
               Triassic            200,000,000 to 250,000,000
Paleozoic      Permian             250,000,000 to 290,00,000
               Carboniferous       290,000,000 to 365,000,000
               Devonian            365,000,000 to 405,000,000
               Silurian            405,000,000 to 425,000,000
               Ordivician          425,000,000 to 500,000,000

Anticline is a geologic structure in which the sedimentary strata are folded to form an arch or dome.

Basin is a segment of the crust of the Earth which has been downwarped and in which thick layers of sediments have accumulated over a long period of time.

Condensate refers to hydrocarbons associated with natural gas which are liquid under surface conditions but gaseous in a reservoir before extraction.

Depletion is the reduction in petroleum reserves due to production.

Development Phase refers to the phase in which a proven oil or gas field is brought into production by drilling and completing production wells.

Dry Hole is a well drilled without finding commercial quantities of oil or gas.

Exploration Well is a well drilled without knowledge of the contents of the underlying rock.

Farm-In or Farm-Out refers to a common form of agreement between petroleum companies where the holder of the petroleum interest agrees to assign all or part of an interest in the ownership to another party that is willing to fund agreed exploration activities.

Formation is a reference to a group of rocks of the same age extending over a substantial area of a basin.

Hydrocarbons is the general term for oil, gas, condensate and other petroleum products.

Lead is an inferred geological feature or structural pattern which on further investigation may be upgraded to a prospect.

Participating Interest or Working Interest is an equity interest (compared with a royalty interest) in an oil and gas property whereby the participating interest holder pays its proportionate percentage share of development and operating costs and receives the equivalent share of the proceeds of hydrocarbon sales after deduction of royalties due on the gross income.

Pay Zone is the stratum of sedimentary rock in which oil or gas is found.

Prospect is a potential hydrocarbon trap which has been confirmed by geological and geophysical studies to the degree that drilling of an exploration well is warranted.

Reservoir is a porous and permeable sedimentary rock formation containing adequate pore space in the rock to provide storage space for oil, gas or water.

Seal is an impervious sedimentary rock formation overlying a reservoir that prevents the further migration of hydrocarbons.

Seismic refers to a geophysical technique using low frequency sound waves to determine the subsurface structure of sedimentary rocks.

Trap is a geological structure in which hydrocarbons build up to form an oil or gas field.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT

The Registrant's securities are recorded on the books of its transfer agent in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients and the Registrant does not have knowledge of the beneficial owners thereof. The Registrant is not directly or indirectly owned or controlled by a corporation or foreign government.

As of December 31, 1997 the Registrant had authorized share capital of 100,000,000 common shares without par value of which 28,262,398 shares were issued and outstanding.

Of the issued and outstanding shares, there are 1,406,250 shares subject to escrow restrictions and held in escrow by Pacific Corporate Trust Company ("Pacific Corporate"), 830 - 625 Howe Street, Vancouver, British Columbia pursuant to an agreement dated April 8, 1994. The escrow shares were originally issued in accordance with Local Policy 3-07 of the British Columbia Securities Commission. 1,361,250 shares are owned by International Resource Management Corp.("IREMCO"), a private company the voting shares of which are owned by Alex Guidi. Mr. Guidi is a member of the board of directors, chairman and promoter of the Registrant. By an agreement dated December 15, 1997 IREMCO agreed, subject to receipt of regulatory approval, to sell 225,000 escrow shares to Dr. David Bennett. Two former directors own 45,000 and they are by the terms of the agreement dated April 8, 1994 obligated to transfer the escrow shares held by them to IREMCO or surrender the shares to the Registrant.

The agreement of April 8, 1994 provides that the beneficial ownership of the common shares or any interest in them will not be sold, assigned, hypothecated, alienated, released from escrow, transferred within escrow or otherwise in any manner dealt with, without the expressed consent, order or direction in writing from the Executive Director, British Columbia Securities Commission (the "BCSC"), except as may be required by the death or bankruptcy of any shareholder. All voting rights attached to the escrowed shares may be exercised by the registered owner and any dividends declared on the common shares of the Registrant will similarly be paid to the holders of the escrowed shares. The shares are released from escrow on application to the Executive Director and an assessment by the Executive Director of the progress of the Registrant's business. If any shares are not released from escrow before April 25, 1999, those shares are to be cancelled.

In January, 1998 the Registrant applied for the consent of the Executive Director to the transfer of 225,000 escrow shares to Dr. Bennett. In his position as president and chief executive officer of the Registrant, Dr. Bennett is an eligible recipient of escrow shares under applicable BCSC securities policies. On application made January 20, 1998 to the BCSC for consent to the transfer of 225,000 of the escrow shares to Dr. David Bennett, the Registrant was informed that the BCSC maintained an unofficial and unpublished policy that consent to the transfer or release of escrow shares was not given if the shares of an applicant were not listed for trading on a stock exchange or facility recognized by the BCSC. The BCSC does not recognize the Over-the-Counter Bulletin Board. The BCSC declined to consider the application for consent to the transfer in spite of the terms of the escrow agreement of April 8, 1994 and its own policy statement.

The position of the BCSC is based on their view that adequate regulatory supervision of the business of the Registrant may not be provided unless subject to the review and policies of a body such as the Vancouver Stock Exchange. The view of the Registrant is that compliance with applicable common and statutory laws of Canada and the United States and reliance by shareholders on the experience and judgment of members of the board of directors and management of the Registrant is sufficient for shareholders' and investors' needs.

The Registrant obtained shareholder approval for the surrender and cancellation of the escrow shares and replacement of the escrow shares by the issue to IREMCO of 1,181,250 common shares for CDN$0.01 per share and to the DJ and JM Bennett Family Trust of 225,000 common shares for CDN$0.01 per share. The shares to be issued to the DJ and JM Bennett Family Trust will, after expiry of the applicable statutory hold period, be released to the trust based on the board of directors' assessment of the progress of the business of the Registrant under the management of Dr. Bennett. IREMCO's shares will not be subject to this condition. The Registrant has entered into agreements dated April 15, 1998 with IREMCO and the DJ and JM Bennett Family Trust to provide for the issuance of such shares on receipt of shareholders' approval and issuance of an exemption order under applicable securities legislation.

The replacement shares were issued on June 25, 1998 after receipt of the necessary exemption order.

In September 1996, trading in the shares of the Registrant was suspended on the Vancouver Stock Exchange (the "VSE") due the VSE's stated concerns that market and promotional activities by individuals associated with the Registrant were misleading to investors. The Registrant was, and remains, of the view that the action taken by the VSE was unwarranted. After brief, informal meetings with VSE officials the Registrant elected to voluntarily delist its shares from trading through the facilities of the VSE. To the Registrant's knowledge, no investigation, formal hearing or other impartial proceeding was instigated by the VSE or the British Columbia Securities Commission, the British Columbia governmental body responsible for overseeing the VSE and neither body pursued any allegation.

The beneficial shareholdings, and addresses, of persons or entities holding five per cent or more of the Registrant's common shares as at December 31, 1997 is as follows:

Title of Class      Person or Group     Amount    Percentage of
                    and Address                   Class

Common shares       Alex Guidi (1)      5,904,076 20.9% (3)
                    Vancouver, B.C.

Common shares       Peter Loretto (2)   2,307,208  8.2% (3)
                    Richmond, B.C.

Notes:

(1) Mr. Guidi holds rights to acquire 994,000 common shares of the Registrant at various prices and has agreed on receipt of regulatory and shareholder approval to surrender escrow shares and be issued 1,181,250 shares.

(2) Includes the holdings of Mrs. Tanya Loretto. At December 31,
1997 Mr. Loretto and Mrs. Tanya Loretto held rights to acquire
1,296,000 common shares at various prices.

(3) Calculated on a non-diluted basis. On a fully diluted basis, Mr. Guidi beneficially owns 21.3% of the shares and Mr. Peter and Mrs. Tanya Loretto beneficially own 10.5% of the shares.

The directors, officers and associated insiders as a group (four persons) owned as of December 31, 1997, 5,906,866 shares of the Registrant which is 20.9% of the outstanding shares on a non-diluted basis or 24.6% of the outstanding shares of the Registrant on a fully diluted basis. The holdings of the directors and officers are as follows:

                    Number of Shares         Percentage
Name                Beneficially Held        of Class

David Bennett (1)         Nil                  Nil
Ronald Bertuzzi         1,790                0.006%
Alex Guidi          5,904,076                20.89%
John Holland              Nil                  Nil
Brad Holland              Nil                  Nil
Mark Katsumata          1,000                0.004%

Note:

(1) By an agreement dated April 15, 1998 the DJ and JM Bennett
Family Trust subscribed for 225,000 shares at CDN$0.01 per share, subject to receipt of regulatory and shareholder approval.

The Securities Act (Yukon) does not require reporting by insiders. The Registrant is a reporting issuer in British Columbia and insiders comply with Part 12 of the Securities Act (British Columbia). Insiders (generally officers and directors of the Registrant and its subsidiaries, persons who own or control at least ten percent of the voting shares and employees or consultants of the Registrant) are required to file individual insider reports of changes in their ownership in the Registrant's securities within the first ten days of the calendar month following any trade in the Registrant's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, Suite 200 - 865 Hornby Street, Vancouver, British Columbia V6Z 2H4 phone (604) 899-6500, facsimile: (604) 899-6506.

The names, holdings, exercise price and expiry date of outstanding options to acquire common shares of the Registrant are as follows:

Name           Number of Shares    Exercise Price Expiry Date
               Under Option (1)

David Bennett (2)   200,000        $2.50          10/30/2000 (4)
Jennifer
  Bennett (2)        50,000         2.50          03/25/1999
Alex Guidi          500,000         2.50          10/30/2000 (4)
Brad Holland        300,000         2.50          05/13/2000 (4)
John Holland (3)    500,000         2.50          03/25/1999
Mark Katsumata        6,000         3.00          05/12/1999
Jennifer Muzzin       5,000         3.125         05/22/1999
Paul Townson          5,000         3.125         05/22/1999

Notes:

(1) In the year ended December 31, 1997, options to acquire 279,000 shares were exercised.

(2) To be transferred to the DJ and JM Bennett Family Trust on receipt of regulatory approval.

(3) After December 31, 1997 the option held by John Holland expired on his death.

(4) Term extended pursuant to agreements dated May 7, 1998.

The names, holdings, exercise price and expiry date of outstanding warrants to purchase common shares of the Registrant are as follows:

               Number of
Name           Share Purchase Price          Expiry Date
               Warrants

Tracy Godoy      160,000      CDN$3.485      05/28/1999 (3)
Alex Guidi       494,000      CDN$3.485      05/27/1999 (3)
Peter Loretto    146,000 (1)  CDN$3.485      05/27/1999 (3)
               1,000,000 (2)  Note (2)       07/03/2000
Tanya Loretto    150,000      CDN$3.485      05/27/1999 (3)

Notes:

(1) In the year ended December 31, 1997, warrants to acquire 50,000 shares were exercised.

(2) By an agreement dated June 2, 1997, Mr. Loretto purchased 1,000,000 units for $1.80 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase a common share for $1.90 before July 4, 1998, for $2.00 from July 4, 1998 to July 3, 1999 and for $2.10 from July 4, 1999 to July 3, 2000.

(3) Term extended by agreements dated May 8, 1998.


ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS

The names, municipality of residence, age and position held of the directors and officers of the Registrant are as follows:

Name and Municipality of      Age       Position Held
Residence

Dr. David Bennett (1)         51        President, Chief Executive
Karori, Wellington                      Officer and Director
New Zealand

Ronald Bertuzzi (1)(2)        60        Director
Vancouver, British Columbia
Canada

Alex P. Guidi                 38        Chairman of the Board
Vancouver, British Columbia             and Director
Canada

Brad J. Holland (1)           40        Director
Dhahran, Saudi Arabia

Mark Katsumata                31        Secretary
Surrey, British Columbia
Canada

Notes:

(1) Member of audit committee.

(2) Appointed on March 31, 1998.

Dr. David Bennett has been a member of the board of directors and an officer since October, 1996. Dr. Bennett received a Bachelor of Arts (Natural Sciences) from Cambridge University in 1968 and a Master of Science in Exploration Geophysics from the University of Leeds in 1969. In 1973, Dr. Bennett received his doctorate in Geophysics from the Australian National University and from 1973 to 1975 conducted post-doctoral research at the University of Texas (Dallas). From 1975 to 1977, Dr. Bennett was a post-doctoral fellow and lecturer at the University of Wellington, New Zealand. From 1977 to 1982, Dr. Bennett was employed by the Department of Scientific and Industrial Research, Government of New Zealand and from 1982 to 1994 was employed as geophysicists, exploration manager and finally general manager by New Zealand Oil and Gas Ltd. Dr. Bennett was an independent consultant from 1994 to 1996 when he joined the Registrant and other associated companies. Dr. Bennett has been the president and a member of the board of directors of the Registrant since October, 1996. Since November, 1996, Dr. Bennett has been a member of the board of directors, and since April, 1997 the president, of Trans-Orient Petroleum Ltd. and since April, 1997 a member of the board of directors and president of Durum Energy Corp.

Mr. Bertuzzi was a member of the board of directors from October 2, 1992 to October 30, 1996 and was appointed on March 31, 1998 to fill the vacancy resulting from the passing of Mr. John Holland. Mr. Bertuzzi received a Bachelor of Arts from the University of British Columbia in 1965 and has worked in the medical sales and product development industries since that time. Mr. Bertuzzi is a member of the board of directors of several companies, including Trans New Zealand Oil Company, of which he is president, and Gondwana Energy, Ltd., of which he is secretary.

Mr. Alex Guidi has been a member of the board of directors and an officer since October, 1996. Mr. Guidi has been involved in public markets since 1980 and since 1986 in the oil and gas sector. Mr. Guidi has organized and financed five oil and gas companies. Mr. Guidi has been chairman of the board and a member of the board of directors of the Registrant since October, 1996. From July, 1988 to December, 1995, Mr. Guidi was a member of the board of directors of Trans-Orient Petroleum Ltd. and was elected a member of the board of directors on January 28, 1998 and chairman on April 22, 1998. From December, 1990 to May, 1996, Mr. Guidi was a member of the board of directors of Durum Energy Corp. and was president from August, 1992 to May, 1996. See Item 7-Certain Relationships and Related Transactions.

Mr. Brad Holland was a member of the board of directors from May, 1996 to February, 1997, an officer from February, 1997 to October 15, 1997 and was appointed a member of the board on October 15, 1997. Mr. Holland received a Bachelor of Science in Chemical Engineering from the University of Alberta in 1979. Mr. Holland was initially employed for two years by John Holland Consultants Ltd.

in property valuation, production management, evaluation and financing for production acquisition. From 1982 to 1988, Mr. Holland was employed by Canadian Western Natural Gas, a natural gas utility. From 1988 to 1992, Mr. Holland was employed as a senior project engineer with Nova Corp. where he was responsible for the design and construction of large diameter pipeline projects. Since 1992, Mr. Holland has been employed by ARAMCO in Saudi Arabia in the construction of pipelines.

Mr. Mark Katsumata was a director and officer from December, 1994 to November, 1995 and an officer from November, 1995 to February, 1997. Mr. Katsumata was appointed an officer on October 15, 1997. Mr. Katsumata is a certified general accountant who was in public practice from 1990 to 1994 in Vancouver, B. C. In 1994 Mr. Katsumata joined the Registrant and associated companies as controller. Mr. Katsumata is also the secretary of Trans-Orient Petroleum Ltd., Durum Energy Corp. and Trans new Zealand Oil Company.

All directors have a term of office expiring at the next annual general meeting of the Registrant to be scheduled in June, 1998 unless re-elected or unless a director's office is earlier vacated in accordance with the by-laws of the Registrant or the provisions of the Business Corporations Act (Yukon). All officers have a term of office lasting until their removal or replacement by the board of directors.


ITEM 6.   EXECUTIVE COMPENSATION

During the year ended December 31, 1997 the Registrant had two executive officers: David Bennett, president and chief executive officer and Alex Guidi, chairman of the board. The aggregate cash compensation paid or payable by the Registrant and its subsidiaries to its executive officers during the year ended December 31, 1997 was $132,214 all of which was compensation paid to Dr. Bennett.

During the year ended December 31, 1996 the Registrant had three executive officers: David Bennett, president and chief executive officer; Alex Guidi, chairman of the board; and John Holland, a former president and chief executive officer. The aggregate cash compensation paid or payable by the Registrant and its subsidiaries to its executive officers during the year ending December 31, 1996 was $80,092. During the year ended December 31, 1995, the Registrant had two executive officers: John Holland, a former president and chief executive officer, and Mark Katsumata, a former president and chief executive officer. No cash compensation was paid by the Registrant and its subsidiaries to its executive officers during the year ended December 31, 1995.

No long-term incentive plan awards have been made to the directors and officers for the Registrant's most recently completed financial year.

No other cash compensation, including salaries, fees, commissions, and bonuses, was paid or is to be paid to the directors and officers of the Registrant for services rendered for the financial years ended December 31, 1997 or 1996, nor was any remuneration paid to the Registrant's directors in their capacity as such.

No profit sharing, pension or retirement benefit plans have been instituted by the Registrant and none are proposed at this time.
There are no arrangements for payments on termination of any member of management in the event of a change of control.

The aggregate value of directors' and senior officers' options exercised below the market price of the shares at the time of exercise for the year ended December 31, 1997 was $570,660, for the year ended December 31, 1996 was $2,365,008 and for the period ended December 31, 1995 was nil. These benefits are calculated as the difference between the market price and option exercise price on the date of exercise. Actual proceeds of the disposition will usually vary from the date of the exercise to the date of actual disposition of such shares.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Acquisitions From or With Associated Companies

The Registrant has acquired interests in some petroleum properties with four other companies, Durum Energy Corp. ("Durum"), Trans-Orient Petroleum Ltd. ("TOP"), Trans New Zealand Oil Company ("TNZ") and Gondwana Energy Ltd. ("Gondwana"). Mr. Alex Guidi is the promoter, a member of the board of directors and the chairman of the Registrant. Mr. Guidi is also the promoter and a member of the board of directors of TOP and TNZ and the promoter of Gondwana and the chairman of TOP. Mr. Guidi is a shareholder of Durum. Dr. David Bennett is the president, chief executive officer and a member of the board of directors of the Registrant, TOP and Durum. Mr. Ronald Bertuzzi is a member of the board of directors of the Registrant, TNZ and Gondwana and is president of TNZ and secretary of Gondwana. Messrs. Bernhard Zinkhofer and Peter McKeown are members of the board of directors of TOP and Durum. They have no direct relationship to the Company. Mr. Mark Katsumata is the secretary of the Registrant, TOP, Durum and TNZ.

At April 30, 1998 Mr. Guidi beneficially held 5,904,076 common shares of the Registrant of a total outstanding of 28,262,398 common shares (20.9%) and held rights to acquire an additional 994,000 common shares at various prices. At April 30, 1998 Mr. Guidi beneficially held 10,021,400 common shares of TOP of a total outstanding of 28,769,060 common shares (34.8%) and held rights to acquire an additional 6,800,000 common shares at various prices. At April 30, 1998 Mr. Guidi beneficially held 1,000,000 common shares of Durum of a total outstanding of 9,541,908 common shares (10.5%) subject to an agreement dated April 15, 1997 among Alex Guidi, Peter Loretto, Tanya Loretto and S. David Anfield as trustee. At April 30, 1998 Mr. Guidi held 5,031,000 common shares of TNZ of a total outstanding of 11,000,000 common shares (45.7%).

Other

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has, or has had any material interest, direct or indirect, in any transactions, or in any proposed transaction which in either such case has materially affected or will materially affect the Registrant or its predecessors except as disclosed herein.

Related Party Transactions

In the year ended December 31, 1997, consulting fees of $132,214 were paid to Dr. David Bennett, president and chief executive officer of the Registrant. During the fiscal year ended December 31, 1996, consulting fees of $80,092 (December 31, 1995 fiscal period - $29,274) were paid to Dr. Bennett.

In May, 1996, the Registrant sold 1,000,000 units pursuant to a private placement. Each unit consists of one common share of the Registrant and one share purchase warrant. Each share purchase warrant entitles the holder to purchase a common share for CDN$3.485 per share until May 27, 1998. Mr. Alex Guidi, chairman of the board and a director of the Registrant, acquired 494,000 units.

By an agreement dated May 18, 1995, the Registrant granted Durum Energy Corp. ("Durum"), a company with a common director, the right to acquire up to a 20% interest in future exploration ventures undertaken by the Registrant for a one year period, renewable annually. In return, Durum would provide the Registrant with certain services and duties in connection with the conduct of the business of the Registrant. During the fiscal year ended December 31, 1996, this agreement was cancelled.

By an agreement dated September 1, 1997 the Registrant assigned a participating interest of 10.0% in petroleum exploration permit
38328, East Coast Basin, New Zealand to a subsidiary of Trans-
Orient Petroleum Ltd. for nominal consideration.

By an agreement dated September 15, 1997 the Registrant satisfied obligations of Trans-Orient Petroleum Ltd. relating to PEP 38328 in consideration of the issuance of 233,510 shares of Trans-Orient
Petroleum Ltd. for $1.00 per share.

By an agreement dated September 1, 1997 the Registrant assigned a participating interest of 10% in petroleum exploration permit 38256, Canterbury Basin, New Zealand to a subsidiary of Trans New Zealand Oil Company Ltd. and a participating interest of 5.0% to a subsidiary of Gondwana Energy Ltd. for nominal consideration. This agreement was cancelled on January 31, 1998.

By an agreement dated June 30, 1997, the Registrant assigned a participating interest of six per cent in petroleum exploration permit PEP 38716, Taranaki Basin, New Zealand to Durum Energy Corp. for nominal consideration.

By an agreement dated June 30, 1997, the Registrant assigned a participating interest of 20% in petroleum prospecting license PPL 192, Papua New Guinea to a subsidiary of Trans Orient Petroleum Ltd. and a participating interest of 20% in petroleum prospecting license PPL 192, Papua New Guinea to a subsidiary of Durum Energy Corp. for nominal consideration.

Any member of the Registrant's management that, in its capacity as such, locates or acquires an interest in an oil and gas property must, because of his or her fiduciary relationship with the Registrant, present the opportunity to effect such acquisition by the Registrant on terms commensurate with those prevailing in the industry. If however, the Registrant declines to participate in the acquisition of any such property, these members of the Registrant's management may effect an acquisition for their own account. The directors and officers of the Registrant are both by statute and at common law, required to act fairly and in the best interests of the Registrant and are not permitted to breach this fiduciary duty for their own benefit.

In many cases, application for exploration permits has been made without consideration of which company in the IREMCO group would participate in the permit. A case in point in PPL 192, Papua New Guinea, in which the Registrant was granted an 80% participating interest. The Registrant then conveyed a 20% participating interest for nominal consideration to Trans-Orient Petroleum Ltd. and Durum Energy Corp. In both cases, the Registrant may have been able to obtain more favorable terms from third parties. Investors not willing to rely on the judgment of management in allocating interests in exploration properties should not consider an investment in the Registrant or in associated companies.


ITEM 8.   LEGAL PROCEEDINGS

There are no material legal proceedings to which the Registrant is subject or which are anticipated or threatened.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The shares of the Registrant traded on the Vancouver Stock Exchange ("VSE") in Vancouver, British Columbia, Canada to September 12, 1996. Since January, 1996 the shares of the Registrant have traded and continue to trade on the OTC Bulletin Board under the symbol "INDX". Summary trading by quarter, adjusted for the 1996 stock subdivisions, for the two most recent calendar years ending December 31, 1997 and the three quarter ending September 20, 1998 as follows:

VSE and OTC Bulletin Board

(in United States dollars unless otherwise indicated)

Year and                                          Trading
Quarter(1)          High(1)   Low(1)    Close(1)  Volume (1)

1996
First Quarter       CDN$2.75  CDN$0.97  CDN$2.67   6,100,851
Second Quarter      CDN$7.80  CDN$2.71  CDN$5.80  28,021,277
Third Quarter (2)      10.25      3.00      5.75   9,214,099
Fourth Quarter          7.75      1.75      3.13   8,341,500

1997
First Quarter          $4.031    $0.30     $2.25  10,075,800
Second Quarter         $4.437    $2.13     $4.312  5,675,200
Third Quarter          $6.562    $3.50     $3.656 10,199,200
Fourth Quarter         $3.75     $1.25     $2.438  6,399,900

1998
First Quarter          $3,563    $2.406    $2.844  3,609,500
Second Quarter         $3.000    $1,492    $1.719  3,985,000
Third Quarter          $1.813    $0.563    $0.969  4,191,100

Notes:

(1) Volume adjusted for 0.5 for one share subdivision on April 15, 1996 and one for one shares subdivision on May 31, 1996.

(2) To September 12, 1996 on the VSE and thereafter only on the OTC Bulletin Board.

As at June 30, 1998 there were 28,262,398 shares outstanding. At June 30, 1998 there were 1,180 holders of record within the United States collectively holding 18,951,627 of such shares, or approximately 67% of outstanding shares. To the best of the knowledge, information and belief of the Registrant, shares of the Registrant are held by U.S. residents through brokerage clearing houses, depositories or otherwise in unregistered form, but the actual number and percentage of these shares is not known by the Registrant.

No cash dividends have been declared by the Registrant nor are any intended to be declared. The Registrant is not subject to any legal restrictions respecting the payment of dividends (except that they may not be paid to render the Registrant insolvent). Dividend policy will be based on the Registrant's cash resources and needs and it is anticipated that all available cash will be needed for property development for the foreseeable future.

The Registrant believes that its market price is a reflection of actual sales and purchases. OTC BB quotations may reflect interdealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions.

Exchange Controls and Other Limitations Affecting Security Holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Registrant, other than withholding tax requirements. The 1980 Tax Convention between Canada and the United States provides for a rate of withholding tax on dividends of five per cent of the amount to be paid if the recipient is a corporation and holds more than 10% of the shares of the Registrant and a withholding tax of 15% in all other cases. In the absence of the 1980 Tax Convention, the rate would be 25% per cent on all distributions of dividends.

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common shares, other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See "Taxation".

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Registrant on the right of a non-resident to hold or vote common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act (the "Minister") is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares by a non-Canadian other than a "WTO Investor" (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of members of the World Trade Organization) when the Registrant was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity. An investment in common shares by a WTO Investor, or by a non-Canadian when the Registrant was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant was not less than a specified amount, which for 1997 is CDN. $172 million, and which increases each year by an amount equal to the increase in current nominal Gross Domestic Product. A non-Canadian would acquire control of the Registrant for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of the Registrant unless it could be established that, on the acquisition, the Registrant was not controlled in fact by the acquirer through the ownership of common shares.

Certain transactions relating to common shares would be exempt from the Investment Act, including

(a) an acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b) an acquisition of control of the Registrant in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c) an acquisition of control of the Registrant by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Registrant, through the ownership of common shares, remained unchanged.

Acquisitions of control by WTO Investors of certain Canadian businesses are subject to review even if the value of the assets of the Canadian business does not exceed the annual threshold applicable to WTO Investors. For example, investments in the following sectors are subject to the $5 million threshold applicable to all non-Canadians: uranium, financial services, transportation services and cultural businesses, which include publication, distribution and sale of books, magazines, periodicals, newspapers, music, film and video products and the exhibition of film and video products and broadcast media such as television and radio services. The Minister has also issued an Interpretation Note advising that oil and gas properties, and other mineral properties, which are only at the exploration stage, are not considered to be a business. A producing mine, however, is considered to be a business as is a property on which development of a mine has been commenced for the purpose of production.

Taxation

The following summarizes the principal Canadian federal income tax considerations applicable to the holding and disposition of common shares by a holder of one or more common shares (the "Holder") who is resident in the United States of America and holds common shares solely as capital property. This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder and all amendments to the Tax Act publicly proposed by the government of Canada to the date hereof, and on the current provisions of the Canada-U.S. 1980 Tax Convention (the "Treaty"). It has been assumed that all currently proposed amendments to the Tax Act will be enacted as proposed and there is no other relevant change in any governing law, although no assurance can be given in these respects.

Every Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the Holder on the Holder's common shares. Under the Treaty, the rate of withholding tax is, if the Holder is a company that owns at least 10% of the voting stock of the Registrant and beneficially owns the dividend, 5%, and in any other case 15%, of the gross amount of the dividend.

Pursuant to the Act, a Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided either that the Holder did not hold the common share as capital property used in carrying on a business in Canada, or that neither the Holder nor persons with whom the Holder did not deal at arm's length alone or together owned 25% or more of the issued shares of any class of the Registrant at any time in the five years immediately preceding the disposition.

Subject to certain limited exceptions, a Holder who otherwise would be liable for Canadian capital gains tax in consequence of an actual or deemed disposition of a common share will generally be relieved by the Treaty from such liability.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

In the past three fiscal years, the Registrant has issued in Canada the following unregistered securities at the following prices. Securities are either director and employee incentive options entitling the holder to purchase common shares, private placements of common shares and share purchase warrants entitling the holder to purchase common shares, common shares issued on share splits or common shares issued on exercise of options or share purchase warrants. There were no underwriters engaged and no underwriting discounts or commissions paid. None of the securities was distributed by the Registrant in the United States and accordingly no exemptions from registration under U.S. legislation needed to be claimed.

                    Type of        Number of
Date                Security       Securities     Consideration

1995
March 20, 1995      Option           200,000      Nominal
July 13, 1995       Options          104,000      Nominal
March to October    Common shares  2,498,000      $579,789
                    on warrant
                    exercise

1996
March 21, 1996      Option           375,000      Nominal
April 8, 1996       Option           334,000      Nominal
April 1-10, 1996    Common shares    386,500      $1,839,301
                    on option
                    exercise
April 15, 1996      Stock split    3,945,559      Nominal
April 24, 1996      Option           606,000      Nominal
April 19-28, 1996   Common shares  1,103,250      $5,608,418
                    on option
                    exercise
May 13, 1996        Option           561,000      Nominal
May 31, 1996        Stock split    12,940,111     Nominal
July, 1996          Common shares  1,000,000 (1)  CDN$3,030,000
                    and warrants
October 30, 1996    Options          700,000      Nominal
June to Dec, 1996   Common shares     53,000      $167,230
                    on option
                    exercise
1997
March 25, 1997      Options          550,000      Nominal
May 12, 1996        Option            10,000      Nominal
May 22, 1997        Options           10,000      Nominal
June 2, 1997        Common shares  1,000,000 (2)  $1,800,000
                    and warrants
Mar-July, 1997      Common shares    279,000      $652,151
                    on option
                    exercise

Sept. 10, 1997      Common shares     50,000      $125,667
                    on warrant
                    exercise

Notes:

(1) By an agreement dated May 1996, the Registrant sold 1,000,000 units for CDN$3.03 per unit by private placement. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase a common share for CDN$3.485 per share until May 27, 1999. Mr. Alex Guidi, chairman of the board and a director of the Registrant, acquired 494,000 units.

(2) By an agreement dated June 2, 1997, Mr. Loretto purchased 1,000,000 units for $1.80 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase a common share for $1.90 before July 4, 1998, for $2.00 from July 4, 1998 to July 3, 1999 and for $2.10 from July 4, 1999 to July 3, 2000.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The securities of the Registrant to be registered are common shares without par value, outstanding director and employee options and outstanding share purchase warrants.

All common shares of the Registrant's common stock, both issued and unissued are of the same class and rank equally as to dividends, voting powers and participation in the assets of the Registrant on a winding-up or dissolution. No common shares have been issued subject to call or assessment. There are no preemptive or conversion rights, and no provisions for redemption, purchase for cancellation, surrender of sinking fluid or purchase fund. Provisions as to the creation or modifications, amendments or variations of such rights or such provisions are contained in the Business Corporations Act (Yukon). Each common share is entitled to one vote with respect to the election of directors and other matters to which shareholders are ordinarily entitled. All references to "shares" or "common shares" herein refer to common shares without par value of the Registrant or its predecessors, all of which have had only one class or kind of security authorized or issued in the past, that being common shares without par value.

Pursuant to the applicable provisions of the Business Corporations Act (Yukon) (the "Corporations Act"), no right or special right attached to any share of the Registrant, may be prejudiced, modified or otherwise "interfered with" under the Corporations Act or the by-laws of Registrant, unless the members of the class of shareholders affected consent to such action by a separate resolution of the members of that class adopted by at least a majority of two-thirds of the votes cast with respect to the resolution. Under certain circumstances, two-thirds of the votes cast with respect to such resolution may be less than a majority of more than 50% of the total number of shares in that class which are issued and outstanding, since under the by-laws of the Registrant, a quorum for a general meeting of the holders of a class of share consist of two shareholders holding not less than five percent of the outstanding shares of that class share.

The attributes of outstanding options and share purchase warrants are described elsewhere in this Statement.

The Registrant's registrar and transfer agent is Pacific Corporate Trust Company, Suite 830 - 625 Howe Street, Vancouver, British
Columbia, Canada V6C 3B8, telephone (604) 689-9853, facsimile (604)
689-8144.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Except with respect to an action by the Registrant to obtain a judgment, the constating documents of the Registrant provide for the indemnification of any director, officer, employee or agent of the Registrant if the person acted honestly and in good faith with a view to the best interests of the Registrant and, with respect to any criminal action or administrative proceeding, had reasonable grounds to believe that his action was lawful. The Registrant has not, however, entered into any agreement with a director and officer providing for the grant of a covenant of indemnity by the Registrant pursuant to this provision in the constating documents of the Registrant.

With respect to an action to obtain a judgment, the Registrant is required under the Business Corporations Act (Yukon) before performing its obligation to indemnify to obtain the approval of the Supreme Court (Yukon) of the indemnity and any payment to be made in connection with the indemnity.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA










                     INDO-PACIFIC ENERGY LTD.

                CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996

                         AUDITORS' REPORT

To the Directors of Indo-Pacific Energy Ltd.
(formerly Consolidated Newjay Resources Ltd.)

We have audited the consolidated balance sheets of Indo-Pacific Energy Ltd. (formerly Consolidated Newjay Resources Ltd.) as at December 31, 1997 and 1996 and the related consolidated statements of loss and deficit and cash flows for the years ended December 31, 1997 and 1996 and for the eleven month period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 1997 and 1996 and the results of its operations and the cash flows for the years ended December 31, 1997 and 1996 and for the eleven month period ended December 31, 1995 in conformity with generally accepted accounting principles in the United States.

/s/ Sadovnick Telford + Skov


CHARTERED ACCOUNTANTS
Vancouver, British Columbia
Canada
February 20, 1998

                     INDO-PACIFIC ENERGY LTD.

                   CONSOLIDATED BALANCE SHEETS
               (EXPRESSED IN UNITED STATES DOLLARS)

                 AS AT DECEMBER 31, 1997 AND 1996

                                Note
                                Reference 1997         1996
CURRENT
  Cash and short-term deposits            $10,255,407  $ 9,442,554
  Accounts receivable                         134,474      142,835
  Due from related companies    8             152,373          404
  Prepaid expenses                              9,469       11,472
  Marketable securities         3             233,510           -
                                          -----------  -----------
                                           10,785,233    9,597,265
PETROLEUM AND
  NATURAL GAS PROPERTIES        4           1,929,839    1,113,928
PROPERTY AND EQUIPMENT          5             115,244       34,933
                                          -----------  -----------
                                          $12,830,316  $10,746,126
                                          ===========  ===========

                           LIABILITIES

CURRENT
  Accounts payable and
   accrued liabilities                    $    45,704  $    81,183
  Due to related company                           -         5,852
                                          -----------  -----------
                                               45,704       87,035
                                          -----------  -----------

                       SHAREHOLDERS' EQUITY

SHARE CAPITAL                        6     17,719,726   15,512,578
DEFICIT                                    (4,935,114   (4,853,487)
                                          -----------  -----------
                                           12,784,612   10,659,091
                                          -----------  -----------
                                          $12,830,316  $10,746,126
                                          ===========  ===========

APPROVED BY THE DIRECTORS:


______________________________ Director


______________________________ Director

                     INDO-PACIFIC ENERGY LTD.

           CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
               (EXPRESSED IN UNITED STATES DOLLARS)

          FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
     AND FOR THE ELEVEN MONTH PERIOD ENDED DECEMBER 31, 1995

                                                       For the Eleven
                           For the Year For the Year   Month Period
                                     Ended        Ended          Ended
                           Note      December 31, December 31,   December 31,
                           Reference 1997         1996           1995
                                                                 (Note 11)
REVENUES
 Petroleum and natural
   gas sales                         $  487,941   $   163,388    $        -
 Interest income                        382,118       263,044         38,980
                                     ----------   -----------    -----------
                                        870,059       426,432         38,980
                                     ----------   -----------    -----------

COST OF SALES
 Amortization and depletion              97,827        98,258            958
 Production costs                        67,593        19,338             -
 Royalties                               44,209        19,067             -
 Write-down of petroleum
   properties            4 (b)          162,048        37,653             -
                                     ----------   -----------    -----------
                                        371,677       174,316            958
                                     ----------   -----------    -----------
                                        498,382       252,116         38,022
                                     ----------   -----------    -----------
EXPENSES
 General and administrative
   (Schedule)                           580,009     1,137,389        181,666
                                     ----------   -----------    -----------

LOSS FOR THE PERIOD                     (81,627)     (885,273)      (143,644)

DEFICIT - BEGINNING OF PERIOD        (4,853,487)   (3,968,214)    (3,824,570)
                                    -----------   -----------    -----------
DEFICIT - END OF PERIOD             $(4,935,114)  $(4,853,487)   $(3,968,214)
                                    ===========   ===========    ===========
BASIC LOSS PER SHARE                $     (0.00)  $     (0.04)   $     (0.01)
                                    ===========   ===========    ===========
DILUTED LOSS PER SHARE              $     (0.00)  $     (0.04)   $     (0.01)
                                    ===========   ===========    ===========

                     INDO-PACIFIC ENERGY LTD.

              CONSOLIDATED STATEMENTS OF CASH FLOWS
               (EXPRESSED IN UNITED STATES DOLLARS)

          FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
     AND FOR THE ELEVEN MONTH PERIOD ENDED DECEMBER 31, 1995

                                                            For the Eleven
                              For the Year   For the Year   Month Period
                              Ended          Ended          Ended
                              December 31,   December 31,   December 31,
                              1997           1996           1995
                                                            (Note 11)
CASH FLOWS FROM
OPERATING ACTIVITIES
Net loss for the period       $  (81,627)    $  (885,273)   $(143,644)
Items not affecting cash flows from
operating activities:
  Amortization and depletion      97,827          98,258          958
  Write-down of petroleum
   properties                    162,048          37,653           -
  Write-off of
   incorporation costs                -              867           -
                              ----------     -----------    ---------
                                 178,248        (748,495)    (142,686)
Changes in non-cash working capital items:
  Accounts receivable              8,361        (119,416)      (9,908)
  Due from related companies    (157,821)          5,448           -
  Prepaid expenses                 2,003          14,099      (23,399)
  Accounts payable and
    accrued liabilities          (35,479)         14,618       53,519
                              ----------     -----------    ---------
Net cash used in
  operating activities            (4,688)       (833,746)    (122,474)
                              ----------     -----------    ---------
CASH FLOWS FROM
FINANCING ACTIVITIES
  Issue of share capital       2,207,148      10,518,839      595,819
                              ----------     -----------    ---------
Net cash provided by
  financing activities         2,207,148      10,518,839      595,819
                              ----------     -----------    ---------
CASH FLOWS FROM
INVESTING ACTIVITIES
  Marketable securities         (233,510)             -            -
  Petroleum and natural
    gas properties            (1,064,976)     (1,182,655)     (50,118)
  Property and equipment         (91,121)        (35,529)      (7,109)
                              ----------     -----------    ---------
Net cash used in
  investing activities        (1,389,607)     (1,218,184)     (57,227)
                              ----------     -----------    ---------
NET INCREASE IN CASH POSITION    812,853       8,466,909      416,118

CASH AND SHORT-TERM DEPOSITS
  - BEGINNING OF PERIOD        9,442,554         975,645      559,527
                              ----------     -----------    ---------
CASH AND SHORT-TERM DEPOSITS
  - END OF PERIOD            $10,255,407     $ 9,442,554    $ 975,645
                              ==========     ===========    =========

                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996

NOTE 1 - NATURE OF OPERATIONS

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). Its major activity is the acquisition, exploration and development of petroleum and natural gas properties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)   Basis of Consolidation

  These consolidated financial statements include the accounts of Indo-Pacific Energy Ltd. and its wholly-owned subsidiaries, Indo Overseas Exploration Ltd., Indo-Pacific Energy Pty Limited, Indo-Pacific Energy (PNG) Pty. Limited, and Source Rock Holdings Limited and its wholly-owned subsidiaries, Indo-Pacific Energy (NZ) Limited, Ngatoro Energy Limited (formerly Minora Energy (New Zealand) Limited), and PEP 38716 Limited.

b)   Joint Operations

  Substantially all of the Company's activities relate to the exploration for and production of petroleum and natural gas which are conducted jointly with other companies and accordingly, the accounts reflect only the Company's proportionate interest in these activities.

c)   Cash and Short-Term Deposits

  Cash and short-term deposits include Government treasury bills and Bankers' Acceptance with maturities no longer than 90 days, together with accrued interest.

d)   Petroleum and Natural Gas Properties

  The Company follows the full cost method of accounting for petroleum and natural gas operations for each licence whereby all costs associated with the acquisition of, exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisitions, geological and geophysical evaluations, lease rentals on non-producing properties, costs of drilling productive and non-productive wells and overhead expenses directly related to these activities. Costs of producing properties are depleted using the unit-of-production method based on proven reserves of oil and gas as determined by management and/or the Company's independent consulting engineers.

  In order to compute depletion, natural gas production and reserves are stated in equivalent units of oil, based on the relative energy content of each commodity. No gain or loss is recognized on the sale or disposition of oil and gas properties except for dispositions which would significantly change depletion rates.

                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

d)     Petroleum and Natural Gas Properties (Cont'd)

     Costs of acquiring and evaluating unproven properties are initially excluded from depletion calculations. These unproven properties are assessed annually to ascertain whether impairment has occurred.

     At each fiscal year-end, any unproven property without firm plans for further exploration work in the foreseeable future will be written off by the Company. In general, the Company may write-off any unproven property under one or more of the following conditions:

  i) exploration work done on the unproven property during the fiscal year produced negative results which does not merit further exploration;

  ii) exploration work done in the vicinity of the unproven property during the fiscal year produced negative results which does not merit further exploration on the Company's unproven property; and

  iii) for a non-renewable leased property or permit, the expiration date of the permit does not allow sufficient time for exploration work on the unproven property.

  The Company applies a "ceiling" to net capitalized costs to ensure that such costs do not exceed estimated net revenues after income taxes, general and administrative costs, future removal and site restoration costs and financing costs from production of proven reserves, discounted by 10%. Excess carrying value, if any, is recorded as depletion in the year. Estimated net revenues are determined by applying year-end prices to estimated proven reserves.

e)   Property and Equipment

  Property and equipment are recorded at cost and amortized over their estimated useful lives on a declining-balance basis as follows:

       Office equipment  20% to 30%
       Automobile        30%

  In the period a capital asset is acquired, management deems it to be acquired midway through the fiscal period and accordingly, the amortization recorded is restricted to one-half of the normal rate. Amortization is not calculated in the period of disposal.













       75            INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

f)   Translation of Foreign Currencies

  The Company's foreign operations are of an integrated nature and accordingly, the temporal method of foreign currency translation is used for conversion into United States dollars, as follows:

  Revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the period. Monetary assets and liabilities are translated into United States dollars at the rates prevailing at the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Exchange gains and losses are recorded as income or expense in the period in which they occur.

g)   Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

h)   Financial Instruments and Financial Risk

  i)   Fair value of financial instruments

     The Company's financial instruments consist of current assets and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

  ii)  Credit risk

     The Company is subject to credit risk through short-term investments. Short-term cash investments are placed in short duration corporate and government debt securities with well capitalized, high quality financial institutions . By policy, the Company limits the amount of credit exposure in any one type of investment instrument.















       76            INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

i)   Accounting Pronouncements Recently Issued

  The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128"), effective for fiscal periods ending after December 15, 1997 and requiring restatement of all prior period earnings per share data. SFAS 128 replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures. Basic EPS excludes dilutive securities and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common shares and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

  The FASB issued Statement of Financial Accounting Standards No. 130:
  Reporting Comprehensive Income ("SFAS 130"), effective for fiscal periods beginning after December 15, 1997 and requiring restatement of all comparative financial statements disclosed. SFAS 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported as part of the basic financial statements. The Company does not expect adoption of this new standard to have a material effect on its financial reporting.

  The FASB issued Statement of Financial Accounting Standards No. 131:
  Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), effective for fiscal periods beginning after December 15, 1997 and requiring restatement of all comparative financial statements disclosed. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports. The Company does not expect adoption of this new standard to have a material effect on its financial reporting.


NOTE 3 - MARKETABLE SECURITIES

Marketable securities are comprised of 233,510 (1996 - Nil) shares of Trans-Orient Petroleum Ltd., which are restricted from resale for a one year period, acquired at a cost of $233,510. At December 31, 1997, the market value of these shares is $321,077 (1996 - Nil)

Trans-Orient Petroleum Ltd. is a related public company with a common director.

                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996


NOTE 4 - PETROLEUM AND NATURAL GAS PROPERTIES

Petroleum and natural gas properties are comprised as follows:

                                    1997                      1996
                      ---------------------------------     --------
                                Accumulated    Net Book     Net Book
                    Cost        Amortization   Value        Value
                                and Depletion
Proven:
New Zealand
  PMP 38148
  Ngatoro Oil Field $  493,702  $178,552       $  315,150   $  351,607
                    ----------   --------       ----------  ----------
Total Proven           493,702   178,552          315,150      351,607
                    ----------   --------       ----------  ----------
Unproven:
New Zealand
  PEP 38256                -          -                -            -
  PPL 38312                -          -                -            -
  PEP 38328           398,443         -           398,443      314,090
  PEP 38330           109,219         -           109,219       23,561
  PEP 38332            41,054         -            41,054           -
  PPL 38706            14,897         -            14,897           -
  PEP 38716           333,459         -           333,459      150,075
  PEP 38720           176,960         -           176,960       11,219
  PEP 38723                -          -                -            -
  New licences         25,899         -            25,899       42,314

Australia
  AC/P19               50,254         -            50,254           -
  VIC/P39              20,976         -            20,976           -
  WA-199-P              1,165         -             1,165           -

People's Republic of China
  Nanling-Wuwei
    Blocks           324,851          -           324,851      140,251

Papua New Guinea
  PPL 192            117,512          -          117,512        80,811
                  ----------    --------      ----------    ----------
Total Unproven     1,614,689          -        1,614,689       762,321
                  ----------    --------      ----------    ----------
                  $2,108,391    $178,552      $1,929,839    $1,113,928
                  ==========    ========      ==========    ==========

                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996


NOTE 4 - PETROLEUM AND NATURAL GAS PROPERTIES (Cont'd)

NEW ZEALAND

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one- half of the original area. Any production permits granted will be for a term of up to 40 years from the date of issue. The Crown in right of New Zealand has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products.

a)   PEP 38256

  The Company has a 50% participating interest in, and is the operator of, Petroleum Exploration Permit 38256 ("PEP 38256") commencing August 25, 1997. At least one-half of the original area must be relinquished by August 25, 2000. The other participant is Trans-Orient Petroleum Ltd.

  The Company and its co-participant are required to complete a work program as follows:

  (i) prior to November 25, 1998, locate and analyse petroleum seeps, model existing gravity data and acquire new gravity and magnetotelluric data, reprocess existing BP and Bounty seismic data, complete a license evaluation, and either commit to complete the next stage of the work program detailed below in (ii) or surrender the permit;
  (ii) prior to August 25, 1999, acquire 80 kilometres of new seismic data and either commit to complete the next stage of the work program detailed below in (iii) or surrender the permit;
 (iii) prior to February 25, 2000, acquire 120 kilometres of new seismic data and either commit to complete the next stage of the work program detailed below in (iv) or surrender the permit; and
  (iv) prior to August 25, 2000, drill one exploration well and either commit to a satisfactory work program for the remainder of the permit term or surrender the permit.

  In order to meet the Company's exploration commitments for fiscal 1998, an estimated $240,000 of exploration expenditures is required to be incurred.

       79            INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996


NOTE 4 - PETROLEUM AND NATURAL GAS PROPERTIES (Cont'd)

b)   PPL 38312

  The Company farmed into a 10.5% participating interest in Petroleum Prospecting License 38312 ("PPL 38312"). The other participants in PPL 38312 were Asia Pacific Oil Co. Ltd. (64.5%), as the operator, Everest Oil Co. Ltd. (12.5%), Trans-Orient Petroleum Ltd. (10.0%) and Northern Oil Ltd. (2.5%).

  The participants drilled the Waitaria-1 well in August 1997. The well was abandoned due to engineering problems before the target depth was reached. PPL 38312 expired in November 1997 and accordingly, all costs relating to PPL 38312 were written off during the year.

c)   PEP 38328

  The Company has a 40% participating interest in, and is the operator of, Petroleum Exploration Permit 38328 ("PEP 38328") commencing July 1, 1996.

  In December 1996, the Company and the other participants completed drilling of the Kereru-1 exploration well in PEP 38328, which was plugged and abandoned, thereby completing the work program required for the first year. The requirements of the remaining work program are as follows:

  (i) prior to July 1, 1998, acquire and process 240 kilometres of new seismic data and reprocess a minimum of 300 kilometres of existing seismic data;
  (ii) prior to July 1, 1999, conduct geological field studies as appropriate, synthesise and interpret all relevant geological and geophysical data and complete a review report for PEP 38328; and
(iii) prior to July 1, 2000, acquire further seismic data as required to detail prospects for drilling and commit to drill an exploration well prior to July 1, 2001, or surrender the permit.

  By an agreement dated November 1, 1996, Boral Energy Resources
  Limited acquired a 20% participating interest in PEP 38328 from the Company and 10% from another participant by funding 60% of the costs of drilling the Kereru-1 well.

                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996


NOTE 4 - PETROLEUM AND NATURAL GAS PROPERTIES (Cont'd)

c)   PEP 38328 (Cont'd)

  Trans-Orient Petroleum Ltd. ("Trans-Orient") acquired a 10% participating interest in PEP 38328 from the Company by funding 20% of the costs of drilling the Kereru-1 well. By an agreement dated September 15, 1997, Trans-Orient acquired a further 10% interest in PEP 38328 from the Company by funding additional costs incurred subsequent to the Kereru-1 well. The consideration received by the Company was 233,510 common shares of Trans-Orient at $1.00 per share. As a result of certain participants withdrawing from PEP 38328, the participants consist of the Company (40.0%), Boral Energy Resources Ltd. (37.5%) and Trans-Orient (22.5%).

  In order to meet the Company's exploration commitments for fiscal 1998, an estimated $200,000 of exploration expenditures is required to be incurred.

  Refer to Note 3

d)   PEP 38330

  The Company has a 34% participating interest in, and is the operator of, Petroleum Exploration Permit 38330 ("PEP 38330") commencing July 1, 1996. The other participants in PEP 38330 are Moondance Energy Pty. Ltd. (33%) and Mosaic Oil N.L. (33%).

  The Company and its co-participants have completed the work program required for the first two years which includes reviewing existing seismic data, reprocessing and interpreting a minimum of 80 kilometres of seismic data, and acquiring twelve kilometres of new seismic data. The requirements of the remaining work program are as follows:

  (i) prior to July 1, 1999, acquire, process and interpret a minimum of 60 kilometres of new seismic data and commit to drill an exploration well, or surrender the permit; and
  (ii) prior to July 1, 2001, drill an exploration well, or surrender the permit.

  In order to meet the Company's exploration commitments for fiscal 1998, an estimated $90,000 of exploration expenditures is required to be incurred.

                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996

NOTE 4 - PETROLEUM AND NATURAL GAS PROPERTIES (Cont'd)

e)   PEP 38332

  The Company has a 42.5% participating interest in, and is the operator of, Petroleum Exploration Permit 38332 ("PEP 38332") commencing June 24, 1997. The other participants in PEP 38332 are Boral Energy Resources Ltd. (37.5%) and Trans New Zealand Oil Company (20%).

  The Company and its co-participants have completed the work program required for the first year and a half which includes reprocessing a minimum of 100 kilometres of existing seismic data, acquiring a minimum of 25 kilometres of new seismic data, undertaking photogeologic and field geological mapping, and completing an evaluation of the exploration potential of PEP 38332. The requirements of the remaining work program are as follows:

  (i) prior to December 24, 1999, acquire a minimum of 50 kilometres of new seismic data, complete an evaluation of the exploration potential of PEP 38332, and commit to complete the next stage of the work program detailed below in (ii); and
  (ii) prior to June 24, 2000, drill one exploration well and commit to a satisfactory work program for the remainder of the permit term.

  In order to meet the Company's exploration commitments for fiscal 1998, an estimated $140,000 of exploration expenditures is required to be incurred.

f)   PMP 38148 Ngatoro Oil Field

  By an agreement dated December 4, 1996 and effective September 1, 1996, the Company acquired a 5% participating interest in Petroleum Mining Permit 38148 ("Ngatoro Oil Field") and an initial 4.45% participating interest in the surrounding Petroleum Prospecting License 38706 through the purchase of Ngatoro Energy Limited (formerly Minora Energy (New Zealand) Limited) for $575,000 in Australian funds. The Crown in right of New Zealand has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products which amounts to $44,209 (NZ$66,738) for the 1997 fiscal year. All obligatory work commitments have been completed.

                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996

NOTE 4 - PETROLEUM AND NATURAL GAS PROPERTIES (Cont'd)

f)   PMP 38148 Ngatoro Oil Field (Cont'd)

  The Ngatoro Oil Field includes four producing oil wells and three shut-in gas wells.

  In order to meet the Company's exploration commitments for fiscal 1998, an estimated $100,000 of exploration expenditures is required to be incurred.

g)   PPL 38706

  The Company has a 7.75% participating interest in Petroleum Prospecting Licence 38706 ("PPL 38706"). Initially, a 4.45% participating interest was acquired which increased to 7.75% after two participants withdrew from PPL 38706. Any production permits granted will be for a term of up to 40 years from the date of issue. The Crown in right of New Zealand has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products. Fletcher Challenge Energy Ltd. is the operator and holds the remaining 92.25% interest in PPL 38706.

  PPL 38706 is in the last year of its ten-year term. The participants are required to drill an exploration well by July
  31, 1998.

  In order to meet the Company's exploration commitments for fiscal 1998, an estimated $50,000 of exploration expenditures is required to be incurred.

h)   PEP 38716

  The Company has a 24.8% participating interest in Petroleum
  Exploration Permit 38716 ("PEP 38716") commencing January 30,
  1996.

  By an agreement effective July 1, 1997 with Australian Worldwide Exploration N.L. ("Australian Worldwide"), the participants agreed to assign a 25% participating interest to Australian Worldwide in consideration that Australian Worldwide fund 50% of the dry hole costs of drilling an exploration well. The other participants in PEP 38716 are Marabella Enterprises Ltd. (39.6%), Australian Worldwide Exploration N.L. (25%), Euro-Pacific Energy Pty. Ltd. (6.6%), and Durum Energy Corp. (4%).

                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996


NOTE 4 - PETROLEUM AND NATURAL GAS PROPERTIES (Cont'd)

h)   PEP 38716 (Cont'd)

  In order to meet the Company's exploration commitments for fiscal 1998, an estimated $50,000 of exploration expenditures is required to be incurred.

  The Company and its co-participants have completed the work program required for the first year and a half which includes reprocessing and interpreting a minimum of 250 kilometres of existing seismic data, acquiring, processing and interpreting 30 kilometres of new seismic data, acquiring aeromagnetic data, and committing to drill one exploration well prior to July 30, 1998.

  Due to the schedule on which a suitable drilling rig has been secured, the participants applied for and received approval to extend the deadline for drilling an exploration well to January
  30, 1999.

  In order to meet the Company's exploration commitments for fiscal 1998, an estimated $220,000 of exploration expenditures is required to be incurred.

i)   PEP 38720

  The Company has a 50% participating interest in, and is the operator of, Petroleum Exploration Permit 38720 ("PEP 38720") commencing September 2, 1996. The other participant in PEP
  38720 is Trans-Orient Petroleum Ltd.

  The Company and its co-participant have completed the work program required for the first two and a half years which includes reprocessing and interpreting a minimum of 100 kilometres of seismic data, seismic modelling, reservoir engineering and petrophysical reviews, and acquiring a minimum of 15 kilometres of new seismic data. In addition, the participants must commit by March 2, 1999 to drill one exploration well prior to September 2, 1999, or surrender the permit.

  In order to meet the Company's exploration commitments for fiscal 1998, an estimated $40,000 of exploration expenditures is required to be incurred.

                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996


NOTE 4 - PETROLEUM AND NATURAL GAS PROPERTIES (Cont'd)

j)   PEP 38723

  The Company has a 40% participating interest in, and is the operator of, Petroleum Exploration Permit 38723 ("PEP 38723") commencing October 30, 1997. The other participants in PEP 38723 are Trans-Orient Petroleum Ltd. (40%) and Trans New Zealand Oil Company (20%).

  The Company and its co-participants are required to complete a work program as follows:

  (i) prior to January 30, 1999, reprocess a minimum of 50 kilometres of seismic data, re-evaluate the permit, and either commit to continue the work program or surrender the permit; and
  (ii) prior to April 30, 2000, collect a minimum of six square kilometres of 3D seismic data, or 2D swathe coverage of equivalent detail, identify drilling targets, and either commit to drill an exploration well by October 30, 2000 or surrender the permit.

  In order to meet the Company's exploration commitments for fiscal 1998, an estimated $30,000 of exploration expenditures is required to be incurred.

AUSTRALIA

Offshore exploration permits granted in Australia provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for an unlimited number of five-year terms over one-half of the remaining area at each renewal. Any production permits granted will be for a term of 21 years from the date of issue, renewable for a further 21 years. In addition to general Australian taxation provisions, most offshore permits, including all of the Company's Australian permits, are subject to Petroleum Resource Rent Taxation at the rate of 40% on a project's net income after deduction of allowable project and exploration expenditures, with undeducted exploration expenditures compounded forward at the Long-Term Bank Rate ("LTBR") plus 15% and project expenditures at LTBR plus 5%.

                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996

NOTE 4 - PETROLEUM AND NATURAL GAS PROPERTIES (Cont'd)

k)   AC/P19

  The Company has a 65% participating interest in, and is the operator of, Permit Ashmore-Cartier Platform 19 ("AC/P19") commencing May 30, 1997. The other participant is Mosaic Oil
  N.L.

  The Company and its co-participant are required to complete a work program as follows:

  (i) prior to May 30, 1998, collect, collate and reprocess seismic data;
  (ii) prior to May 30, 1999, conduct mapping, seismic data analysis, and delineate prospects and leads;
(iii) prior to May 30, 2000, conduct a 300 kilometre seismic grid over the Cartier depression fan leads;
  (iv) prior to May 30, 2001, collect additional seismic, if necessary, and map and interpret data;
  (v)  prior to May 30, 2002, drill one exploration well; and
  (vi) prior to May 30, 2003, reinterpret and evaluate results.

  In order to meet the Company's exploration commitments for fiscal 1998, an estimated $60,000 of exploration expenditures is required to be incurred.

l)   VIC/P39

  The Company has a 33% participating interest in Victoria/P39
  ("VIC/P39") commencing July 31, 1997. The other participants in VIC/P39 are Mosaic Oil N.L. (34%), which is the operator, and Euro-Pacific Energy Pty. Ltd. (33%).

  The Company and its co-participants are required to complete a work program as follows:

  (i) prior to July 31, 1998, collect, collate and reprocess seismic data;
  (ii) prior to July 31, 1999, acquire, process and interpret 500 kilometres of 2D seismic data;

                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996


NOTE 4 - PETROLEUM AND NATURAL GAS PROPERTIES (Cont'd)

l)   VIC/P39 (Cont'd)

(iii)  prior to July 31, 2000, drill one exploration well;
  (iv) prior to July 31, 2001, collate and reprocess seismic data;
  (v) prior to July 31, 2002, acquire, process and interpret a further 500 kilometres of 2D seismic data; and
  (vi) prior to July 31, 2003, drill a second exploration well.

  The participants have the right to withdraw from the permit at the end of each year's work program starting in the third year.

  In order to meet the Company's exploration commitments for fiscal 1998, an estimated $80,000 of exploration expenditures is required to be incurred.

m)   WA-199-P

  By an agreement effective September 15, 1997 with Boral Energy Resources Limited, the Company has the right to acquire a 5% participating interest in Permit Western Australia-199-P ("WA-199-P"). The Company is required to fund 10% of the costs of drilling the Kittiwake-1 well to a maximum of AUS$850,000, thereafter contributing to any additional costs in accordance with the Company's 5% participating interest. The other participants in WA-199-P are Boral Energy Resources Limited (24.869%), which is the operator, Petroz NL (11.392%), TAP Oil NL (10.0%), Asisun Pty. Ltd. (10.027%) and Santos (BOL) Pty Ltd. (38.712%).

  The Company and its co-participants are required to complete a work program as follows:

  (i) prior to June 30, 1998, drill the Kittiwake-1 exploration well; and
  (ii) prior to December 31, 1998, drill a second exploration well.

  WA-199-P is in the last year of a five-year renewal term.

  In order to meet the Company's exploration commitments for fiscal 1998, an estimated $1,060,000 of exploration expenditures is required to be incurred.

                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996

NOTE 4 - PETROLEUM AND NATURAL GAS PROPERTIES (Cont'd)

PEOPLE'S REPUBLIC OF CHINA

n)   Nanling-Wuwei Blocks

  By a Joint Study Agreement dated March 18, 1996 with China
  National Oil and Gas Exploration and Development Corp.
  ("CNODC"), the Company has a 50% participating interest to study the Nanling and Wuwei Blocks ("the Blocks"). The other participant in the Blocks is Moondance Energy Limited.

  A detailed technical evaluation of the Blocks, including seismic data reprocessing and remapping, investigating field geology, and conducting an economic evaluation, was completed by June 30, 1997 after which the Joint Study Agreement expired.

  The Company has the exclusive right to negotiate with CNODC for a Geophysical Survey Agreement or a Production Sharing Contract covering the Blocks by March 1998.

  In order to meet the Company's exploration commitments for fiscal 1998, an estimated $560,000 of exploration expenditures is required to be incurred.

PAPUA NEW GUINEA

o)   PPL 192

  The Company has a 40% participating interest in, and is the operator of, Petroleum Prospecting Licence No. 192 ("PPL 192"). PPL 192 grants the exclusive right to explore for petroleum for an initial term of six years commencing January 28, 1997, extendable for a further five years over one-half of the original area, and the right to enter into a Petroleum Agreement upon a discovery. The Petroleum Agreement provides the right to produce any oil and gas discovered for a period of up to 30 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea and a 2% participating interest that can be acquired by local landowners. The Company assigned a 20% participating interest to each of Trans-Orient Petroleum Ltd. and Durum Energy Corp. The remaining participant is Mosaic Oil Niugini Pty. Ltd. (20%).

                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                   DECEMBER 31, 1997 AND 1996

NOTE 4 - PETROLEUM AND NATURAL GAS PROPERTIES (Cont'd)

o)   PPL 192 (Cont'd)

  The Company and its co-participants completed the work program required for the first year which includes reprocessing and interpreting a minimum of 200 kilometres of existing seismic data. The requirements of the remaining work program are as follows:

  (i) prior to January 28, 1999, complete a work program which includes conducting field and environmental reviews, engineering and economic analyses, and producing a prospect and lead ranking report. In addition, the participants must commit to a minimum work program prior to November 28, 1998 for the third and fourth years, or surrender the permit;
  (ii) prior to January 28, 2000, complete a work program which includes acquiring, processing and interpreting 50 kilometres of new seismic data;
(iii) prior to January 28, 2001, drill one exploration well. In addition, the participants must commit to a minimum work program prior to November 28, 2000 for the fifth and sixth years, or surrender the permit;
  (iv) prior to January 28, 2002, complete a work program which includes acquiring 400 kilometres of new 2D or equivalent 3D seismic data; and
  (v)  prior to January 28, 2003, drill a second exploration well.

  In order to meet the Company's exploration commitments for fiscal 1998, an estimated $80,000 of exploration expenditures is required to be incurred.

The Company has implemented the requirements of the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." In evaluating the recoverability of the Company's long-lived assets, management evaluated the current fair market value and expected future cash flows attributable to its long-lived assets and concluded that no impairment of value had occurred as of December 31, 1997 or 1996.

                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996


NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

                                  1997                     1996
                 --------------------------------------  -------
                              Accumulated    Net Book     Net Book
                    Cost      Amortization   Value        Value
Office equipment    $128,698  $ 14,725       $113,973     $  32,166

Automobile             5,043     3,772          1,271         2,767
                    --------  --------       --------    ---------
                    $133,741  $ 18,497       $115,244    $  34,933
                    ========  ========       ========    =========



                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996
NOTE 6 - SHARE CAPITAL

a)   Authorized Share Capital

  The authorized share capital of the Company is 100,000,000 common shares without par value.

b)   Issued Shares

                                    Number of
                                    Shares     Amount
Balance - December 31, 1995         7,504,978  $ 4,993,739

Issued during the year for:

  Exercise of stock options           386,500    1,908,750
  Stock subdivision on a 1.5
   new for one old basis            3,945,559           -
                                   ----------  -----------
                                   11,837,037    6,902,489

  Exercise of stock options         1,103,250    5,620,395
  Stock subdivision on a two
    new for one old basis          12,940,111           -
                                   ----------  -----------
                                   25,880,398   12,522,884

  Exercise of stock options            53,000      171,409
  Private placement                 1,000,000     2,209,260
  Accrued compensation from stock options
   granted during the year                 -        711,011
  Less: Reclassification of stock
         options exercised                          (85,605)
        Adjustment for stock
         options cancelled                 -        (16,381)
                                   ----------   -----------
Balance - December 31, 1996        26,933,398    15,512,578

Issued during the year for:

  Exercise of stock options           279,000       675,630
  Private placement                 1,000,000     1,800,000
  Exercise of share
    purchase warrants                  50,000       125,667
  Accrued compensation from stock options
   granted during the year                 -        158,125
  Less: Reclassification of
         stock options exercised                    (23,479)
        Adjustment for stock
         options cancelled                 -       (528,795)
                                   ----------   -----------
Balance - December 31, 1997        28,262,398   $17,719,726
                                   ==========   ===========

                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996


NOTE 6 - SHARE CAPITAL (Cont'd)

c)   Subdivision of Share Capital

  Effective April 15, 1996, the Company subdivided its share capital on a 1.5 new for one old basis.

  Effective May 31, 1996, the Company subdivided its share capital on a two new for one old basis.

  At an Extraordinary General Meeting held on October 9, 1996 the shareholders of the Company granted to the board of directors the discretion to implement a stock subdivision based on one of three alternative ratios: a three new for one old basis, a four new for one old basis or a five new for one old basis. The Company has yet to implement the subdivision.

d)   Incentive Stock Options

  The Company applies Accounting Principles Board Opinion No. 25:
  Accounting for Stock Issued to Employees ("APB 25") to account for all stock options granted. Further, the Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation ("SFAS 123") requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123.

  SFAS 123 requires a fair value based method of accounting for stock options using the Black-Scholes option pricing model and other existing models. These models were developed for use in estimating the fair value of traded options and require the input of and are highly sensitive to subjective assumptions including the expected stock price volatility. The stock options granted by the Company have characteristics significantly different from those of traded options. In the opinion of management, the existing models do not provide a reliable single measure of the fair value of stock options granted by the Company.







       92            INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996


NOTE 6 - SHARE CAPITAL (Cont'd)

d)   Incentive Stock Options
  The following incentive stock options are outstanding at December 31, 1997:


  Number of Shares  Price per Share  Expiry Date

  832,000        $  2.50        May 13, 1998
  700,000        $  2.50        October 30, 1998
  550,000        $  2.50        March 25, 1999
    6,000        $  3.00        May 12, 1999
   10,000        $  3.125       May 22, 1999

  Refer to Note 13

e)   Share Purchase Warrants

  The following share purchase warrants are outstanding at December 31, 1997:

  Number of Shares  Price per Share     Expiry Date

    950,000         CDN$3.485           May 27, 1998
  1,000,000         $1.90/$2.00/$2.10   July 3,1998/1999/2000

f)   Escrow Shares

  There are 1,406,250 shares issued at a price of CDN$0.00333 per share subject to escrow restrictions and held by Pacific Corporate Trust Company, the Company's transfer agent, pursuant to an agreement dated April 8, 1994. These shares were originally issued in accordance with Local Policy 3-07 of the British Columbia Securities Commission and cannot be sold, released from escrow or otherwise in any manner dealt with, without the expressed consent of the British Columbia Securities Commission, except as may be required by the death or bankruptcy of any shareholder. All voting rights attached to the escrowed shares may be exercised by the registered owner and any dividends declared on the common shares of the Company will similarly be paid. Any shares not released from escrow before April 25, 1999 will be cancelled.

                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996


NOTE 7 - LOSS PER SHARE

In the fourth quarter of 1997, the Company adopted the provisions of SFAS 128 which specifies the computation, presentation and disclosure requirements for loss per share.

A reconciliation of the numerators and denominators of the basic and diluted loss per share calculations is as follows:

                      For the Period Ended December 31,
                                1997         1996        1995
Basic Loss per Share Computation
 Numerator, Net Loss            $  (81,627)  $ (885,273) $ (143,644)
 Denominator, Weighted Average
  Number of Common Shares
  Outstanding                   26,169,806  23,873,549   15,434,190
                                ----------   ----------  ----------
Basic Loss per Share            $    (0.00)  $    (0.04) $    (0.01)
                                ==========   ==========  ==========

Diluted Loss per Share Computation
 Numerator, Net Loss            $  (81,627)  $ (885,273) $ (143,644)
 Denominator, Weighted Average
  Number of Common Shares
  Outstanding                   26,169,806   23,873,549  15,434,190
 Effect of Dilutive Securities:
  Stock options and
   warrants                             -            -           -
                                ----------   ----------  ----------
Diluted Loss
  per Share                     $    (0.00)  $    (0.04) $    (0.01)
                                ==========   ==========  ==========

For the periods ended December 31, 1997, 1996 and 1995, common shares issuable in connection with stock options and warrants have not been included in the computation of diluted loss per share. Inclusion of these shares would be antidilutive due to losses incurred in those periods.

                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996


NOTE 8 - RELATED PARTY TRANSACTIONS

The following are related party transactions not disclosed elsewhere in these financial statements.

a)   Due from Related Companies

  As at December 31, 1997 the Company is owed a total amount of $144,228 (December 31, 1996 - $404) by two public companies with a common director. In addition, the Company is owed a total amount of $8,145 (December 31, 1996 - Nil) by two public companies with certain common directors.

b)   Consulting and Management Agreements

  The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services.

  During the 1997 fiscal year, the Company paid $132,214 (1996 -
  $79,992) in consulting fees to the President of the Company.

  A consulting agreement between the Company and a private company owned by a former director of the Company requiring a fee of CDN$2,550 per month was cancelled. During the 1997 fiscal year, the Company paid $12,820 (1996 - $15,035) to this private company.

  A management agreement between the Company and a private company wholly-owned by a relative of a former director of the Company requiring a fee of CDN$2,500 per month was cancelled during the 1996 fiscal year.

c)   Petroleum and Natural Gas Properties

  Certain co-participants of petroleum and natural gas properties as described in Note 4 have common directors with the Company.
  These co-participants are Trans-Orient Petroleum Ltd., Durum
  Energy Corp. and Trans New Zealand Oil Company.

                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996

NOTE 8 - RELATED PARTY TRANSACTIONS (Cont'd)

c)   Petroleum and Natural Gas Properties (Cont'd)

  By a Strategic Alliance Agreement dated May 18, 1995, the Company granted Durum Energy Corp. ("Durum") a company with a common director, the right to acquire up to a 20% participating interest in future exploration ventures undertaken by the Company for a one year period. In return, Durum provided the Company with certain services and duties in connection with the conduct of the business of the Company. This agreement was cancelled during the 1996 fiscal year.

NOTE 9 - INCOME TAXES

There are no income taxes payable for the years ended December 31, 1997 and 1996.

The Company has approximately CDN$1.5 million (1996 - CDN$2.1 million) of resource and other unused tax pools to offset future taxable income derived in Canada. In addition, the Company has non-capital losses of CDN$977,025 available for future deductions from taxable income derived in Canada, which expire as follows:

     2000 CDN$  10,071
     2001       52,731
     2002      251,664
     2003      662,559
          ------------
          CDN$ 977,025
          ============

The Company also has losses and deductions of approximately NZ$3.5 million (1996 - NZ$0.9 million) available to offset future taxable income in New Zealand, Australia, Papua New Guinea and People's
Republic of China.

The benefits of these excess resource tax pools and non-capital loss carryforwards have not been recognized in these financial statements as there is no virtual certainty that these will be utilized in the future.

NOTE 10 - NAME CHANGE

On May 9, 1995 the name of the Company was changed from Consolidated Newjay Resources Ltd. to Indo-Pacific Energy Ltd.

                     INDO-PACIFIC ENERGY LTD.

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (EXPRESSED IN UNITED STATES DOLLARS)

                    DECEMBER 31, 1997 AND 1996

NOTE 11 - YEAR-END CHANGE

During the 1995 fiscal period the Company changed its year-end from January 31 to December 31 effective December 31, 1995.


NOTE 12 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's presentation.


NOTE 13 - SUBSEQUENT EVENTS

The following events have occurred subsequent to the year-end:

  a) In January 1998, stock options to purchase 500,000 shares at a price of $2.50 per share exercisable until March 25, 1999 were cancelled.

  b) The Company and two other co-participants have agreed in principle to assign a total participating interest of 15% in PEP 38716 to Antrim International, Inc. ("Antrim") in consideration for the payment of $450,000. The Company is to assign a 5% participating interest in PEP 38716 in consideration for the payment of $150,000. After giving effect to this assignment, the participants will be the Company (19.8%), Marabella Enterprises Ltd. (31.8%), Australian Worldwide Exploration N.L. (25%), Antrim International, Inc. (15%), Euro-Pacific Energy Pty. Ltd. (4.4%) and Durum Energy Corp. (4%).

                     INDO-PACIFIC ENERGY LTD.

   CONSOLIDATED SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
               (EXPRESSED IN UNITED STATES DOLLARS)

          FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
     AND FOR THE ELEVEN MONTH PERIOD ENDED DECEMBER 31, 1995

                                                              For the Eleven
                                For the Year   For the Year   Month Period
                                Ended          Ended          Ended
                      Note      December 31,   December 31,   December 31,
                      Reference 1997           1996           1995
                                                              (Note 11)
EXPENSES
  Accounting and audit          $    54,165    $     11,776   $   3,781
  Compensation expense
    (recovery)                     (370,670)        694,630      16,029
  Consulting fees       8           150,298          27,346      12,055
  Corporate relations
    and development                  71,548          51,964      19,597
  Directors' fees                        -              734          -
  Filing and transfer
    agency fees                       9,803          28,360      13,462
  Foreign exchange (gain) loss      239,713          56,437      (5,091)
  Legal fees                         61,395          39,503      12,433
  Management fees       8                -           11,591      20,092
  Office and miscellaneous           68,614          75,188       6,809
  Printing                          104,901          65,710      41,459
  Rent                               33,791           9,205      10,335
  Telephone                          23,005          24,968       8,778
  Travel                            101,567          15,594      13,425
  Wages and benefits                 31,879          23,516       8,502
  Write-off of
    incorporation costs                  -              867          -
                                -----------    ------------   ---------
                                $   580,009    $  1,137,389   $ 181,666
                                ===========    ============   =========

                     INDO-PACIFIC ENERGY LTD.
          (FORMERLY CONSOLIDATED NEWJAY RESOURCES LTD.)

  SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
               (EXPRESSED IN UNITED STATES DOLLARS)

                        DECEMBER 31, 1997
               (Unaudited - Prepared by Management)

                     INDO-PACIFIC ENERGY LTD.
          (FORMERLY CONSOLIDATED NEWJAY RESOURCES LTD.)

  SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
               (EXPRESSED IN UNITED STATES DOLLARS)

                     AS AT DECEMBER 31, 1997
               (Unaudited - Prepared by Management)


PROVED PETROLEUM AND NATURAL GAS RESERVE QUANTITIES

                                 12/31/97     12/31/96    12/31/95
PETROLEUM RESERVES

Proved developed reserves, end of period
  Oil (barrels)                    110,500       70,000         -
  Gas (billion cubic feet)               0.17         0.17      -
Proved reserves, end of period
  Oil (barrels)                    110,500      145,000         -
Gas (billion cubic feet)                 0.40         0.40      -


All petroleum and natural gas reserves are located in New Zealand.

Petroleum and natural gas reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance which require evaluation by engineers interpreting available data, as well as price, costs and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, the production performance of the reservoirs as well as extensive engineering judgment. Consequently, reserve estimates are subject to revision as additional data becomes available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on only limited data from the first well or wells. Further drilling may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the estimate.

Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved reserves are reserves which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reserves under existing economic and operating conditions. Reserves are considered proved if economic producibility is supported by either production or conclusive formation tests.

                     INDO-PACIFIC ENERGY LTD.
          (FORMERLY CONSOLIDATED NEWJAY RESOURCES LTD.)

  SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
               (EXPRESSED IN UNITED STATES DOLLARS)

                     AS AT DECEMBER 31, 1997
               (Unaudited - Prepared by Management)

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING
TO PROVED OIL AND GAS RESERVES

                          12/31/97       12/31/96      12/31/95
Future cash inflows       $1,493,878     $  850,040    $      -
Future production and development
  costs to abandonment at
  December 31, 2003          639,322        314,576            -
Future income taxes               -              -             -
                          ----------     ----------     ---------

                             854,556        535,464            -
Discount at 10% annual
  rate for estimated timing
  of cash flows              169,983         54,025            -
                           ---------     ----------     ---------
                           $ 684,573     $  481,439     $      -
                           =========     ==========     =========

Undiscounted future net cash flows from proved producing oil and natural gas reserves is largely based on information provided by in-house reserve calculations. A discount factor of 10% was applied to estimated future cash flows to compute the estimated present value of proved oil and natural gas reserves. This valuation procedure does not necessarily result in an estimate of the fair market value of the Company's oil and natural gas properties.

There has been no provision for income taxes, as the Company has resource and other unused tax pools to offset future taxable income.

The only change in the standardized measure of future cash flows from production has been due to the purchase of Ngatoro Energy Limited (formerly Minora Energy (New Zealand) Limited, a company whose sole asset was a 5% interest in the producing Ngatoro oil field. This is the only interest the Company holds in a proven oil property. The standardized measure calculation for the property, at December 31, 1997, was $684,573, as compared to the Net Book Value of $315,150.

                     INDO-PACIFIC ENERGY LTD.

          RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES
               (EXPRESSED IN UNITED STATES DOLLARS)

               FOR THE YEAR ENDED DECEMBER 31, 1997
               (Unaudited - Prepared by Management)

                                             New
                                   Total     Zealand
REVENUES
  Petroleum and natural gas        $487,941  $487,941
                                   --------  --------
Amortization and depletion           97,827    97,827
Production costs                     67,593    67,593
Royalties                            44,209    44,209
Write-down of petroleum properties  162,048   162,048
                                   --------  --------
                                    371,677   371,677
                                   --------  --------
RESULTS OF OPERATIONS FROM
 PRODUCING ACTIVITIES
  (excluding corporate overhead
  and interest costs)              $116,264  $116,264
                                   ========  ========


ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE

There are no changes in, or disagreements with, accountants on accounting and financial disclosure.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements are contained in Item 8 of this Form 10.

(b) No reports on Form 8-K have been filed during the last quarter of the period covered by this report.

(c)  Exhibits

Exhibit
Number Document Description

3.1 *     Certificate of incorporation as Pryme Energy Resources
          Ltd. dated July 31, 1979.

3.2 * Certificate of change of name from Pryme Energy Resources Ltd. to Newjay Resources Ltd. dated August 23, 1985.

3.3 * Certificate of change of name from Newjay Resources Ltd. to Consolidated Newjay Resources Ltd. dated August 25,
          1993.

3.4 *     Certificate of change of name from Consolidated Newjay
          Resources Ltd. to Indo-Pacific Energy Ltd. dated May 9,
          1995.

3.5 * Articles of incorporation and memorandum of the Registrant.

3.6 *     Articles of continuance dated September 10, 1997 under
          Business Corporations Act (Yukon).

3.7 * Certificate of continuance dated September 25, 1997 under Business Corporations Act (Yukon).

3.8 *     Bylaws dated as at September 25, 1997.

10.1 *    Copy of permit dated August 19, 1997.

10.2 * Operating agreement regarding PPL 38312 with Asia Pacific Oil. Filed via paper, pursuant to a Continuing Hardship Exemption.

10.3 *    Copy of permit dated June 19, 1996.

10.4 *    Farm-in agreement dated November 14, 1996 with
          Trans-Orient Petroleum Ltd. and Indo-Pacific Energy (NZ)
          Ltd.

10.5 *    Farm-in agreement dated October 30, 1997 with Boral
          Energy Resources (NZ) Ltd., Indo-Pacific Energy (NZ) Ltd. and Moondance Energy Ltd.

10.6 * Deed of Assignment and Assumption dated October 30, 1997 with Indo-Pacific Energy (NZ) Ltd., Moondance Energy
          Ltd., Croft Exploration Ltd. and Boral Energy Resources
          (NZ) Ltd.

10.7 * Deed of Assignment and Assumption dated November 6, 1997 with Indo-Pacific Energy (NZ) Ltd., Moondance Energy
          Ltd., Croft Exploration Ltd., Boral Energy Resources (NZ) Ltd. and Trans-Orient Petroleum (NZ) Ltd.

10.8 * Deed of Withdrawal, Assignment and Assumption dated November 7, 1997 with Indo-Pacific Energy (NZ) Ltd., Moondance Energy Ltd., Croft Exploration Ltd., Boral Energy Resources (NZ) Ltd. and Trans-Orient Petroleum
          (NZ) Ltd.

10.9 *    Deed of Withdrawal, Assignment and Assumption dated
          November 7, 1997 with Indo-Pacific Energy (NZ) Ltd.,
          Moondance Energy Ltd., Boral Energy Resources (NZ) Ltd.
          and Trans-Orient Petroleum (NZ) Ltd.

10.10 *   Copy of permit 38330 dated June 4, 1996.

10.11 *   Copy of permit 38332 dated June 24, 1997.

10.12 *   Deed of Assignment dated October 10, 1997 with
          Indo-Pacific Energy (NZ) Ltd., Boral Energy Resources
          Limited, Boral Energy Resources (NZ) Limited, Trans New
          Zealand Oil Company.

10.13 *   Copy of permit 38256 dated August 25, 1997.

10.14 *   Copy of permit 38148 dated December 23, 1996.

10.15 *   Copy of license 38706 dated August 1, 1993.

10.16 *   Share Purchase Agreement with Shareholders of Minora
          Energy (New Zealand) dated December 4, 1996.

10.17 * Deed of Assignment and Assumption from Minister of Energy (New Zealand), December 23, 1996.

10.18 *   Operating agreement regarding PPL 38706 dated September
          2, 1993.  Filed via paper, pursuant to a Continuing
          Hardship Exemption.

10.19 *   Copy of permit 38716 dated October 12, 1995.

10.20 *   Operating agreement regarding PEP 38716 dated April 22,
          1997. Filed via paper, pursuant to a Continuing Hardship
          Exemption.

10.21 * Assignment and novation agreement dated as of July 1, 1997 with Australian Worldwide Exploration NL.

10.22 *   Copy of permit 38720 dated September 2, 1996.

10.23 *   Copy of permit PEP 38723 dated October 30, 1997.

10.24 *   Copy of license PPL 192 dated January 28, 1997.

10.25 *   Copy of permit AC P19.

10.26 *   Copy of permit 39.

10.27 *   Copy of permit WA-199-P.

10.28 *   Duplicate copy of permit WA-199-P.

10.29 *   Farmin agreement dated November 28, 1997 between Boral
          Energy Resources Limited and Indo-Pacific Energy (Aust)
          Pty. Ltd.

10.30 *   China-Joint Study Agreement of March 18, 1996 (50%).

10.31 * Agreement dated January 31, 1998 among Indo-Pacific Energy Ltd., Trans-Orient Petroleum Ltd., Trans New Zealand Oil Company and Gondwana Energy Corp. cancelling interest of Trans New Zealand and Gondwana in PEP 38256.

10.32 *   PEP 38716 permit endorsement dated August 8, 1997.

10.33 *   Farm-out agreement dated April 21, 1997 - Marabella
          Enterprises Ltd. to Australian Worldwide Exploration NL.

10.34 *   Participation commitments in PEP 38716 of Indo-Pacific
          Energy Ltd., Durum Energy Corp. and Euro-Pacific.

10.35 * PEP 38706-Deed of withdrawal of Australia and New Zealand Resources and of Petroleum Resources dated January 28,
          1998.

10.36 *   PMP 38148-Oil sales contract dated November 9, 1997.

10.37 *   PMP 38148-Gas sales contract dated February 18, 1998.

10.38 *   PEP 38328-Permit endorsements dated December 8, 1997.

10.39 *   PEP 38330-Deed of assignment of Moondance Pty. to
          Moondance dated February 29, 1998. -Permit endorsement dated April 14, 1998.

10.40 * AC/P19-Agreement dated August 12, 1997 among Lonman Pty. Ltd., Mosiac Oil N.L. and Indo-Pacific Energy Pty. Ltd.
          granting to Lonman a free carried interest of five percent (1.75% from Mosiac and 3.25% from Indo).

10.41 * Vic/P39-Agreement dated August 12, 1997 among Lonman Pty. Ltd., Mosiac Oil N.L., Euro Pacific Energy Pty. Ltd. and Indo-Pacific Energy Pty. Ltd. granting to Lonman a free
          carried interest of five percent   (1 2/3% from each).

10.42 * PEP 38716-Australia World Wide Exploration farmin agreement dated April 10, 1997

10.43 *   PEP 38716-Antrim Energy farmin agreement dated November
          6, 1997.

10.44 * PEP 38716 proportional participation agreement dated May 6, 1998 among Marabella, Durum, PEP 38716 and Euro

10.45 *   PEP 38332 Deed dated August 25, 1997-TNZ to TNZ(NZ)

10.46 *   PEP 38332 Deed dated October 10, 1997-Boral to Boral(NZ)

10.47 * PEP 38332 Permit endorsement dated January 14, 1998-Boral to Boral(NZ)

10.48 *   PEP 38332 Deed dated April 1, 1998-TNZ(NZ) to TOP(NZ)

10.49 *   WA-199-P Farmin agreement dated March 26, 1998-Boral,
          Indo(Aus) and Indo as guarantor

10.50 *   WA-199-P-Indo deed of guarantee dated March 26, 1998

10.51 *   WA-199-P-Permit endorsement dated May 12, 1998

10.52 *   Vic/P39-Permit dated July 31, 1997

10.53 *   PEP 38716-Various endorsements to PEP 38716

10.54 *   Permit 38148 and various endorsements

27 *      Financial Data Schedule

99.1 *    Escrow agreement dated April 8, 1994 among the Pacific
          Corporate Trust Company, the Registrant and certain shareholders of the Registrant.

99.2 *    Form Incentive Stock Option Agreement.

99.3 *    Letter granting Continuing Hardship Exemption.

99.4 *    Agreement dated December 15, 1997 between 437577 B.C.
          Ltd. (now International Resources Management Corp.) and
          Dr. David Bennett for sale of 225,000 escrow shares.

99.5 *    Terms and conditions attached to share purchase warrants-May 1, 1998.


* Filed previously.

                            SIGNATURES

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this signature page to the Form 10 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Wellington, New Zealand on this 28th day of October, 1998.

INDO-PACIFIC ENERGY LTD.


By: /s/ Dr. David Bennett, President

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. David Bennett as true and lawful attorney, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in or about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name                Title                        Date

/s/ Dr. David Bennett President, Chief Executive
                      Officer and member of the
                      Board of Directors         10/28/98




/s/ Ronald Bertuzzi   Director                    10/28/98

/s/ Alex Guidi        Chairman of the             10/28/98
                      Board of Directors

/s/ Brad Holland      Member of the               10/28/98
                      Board of Directors

/s/ Mark Katsumata    Secretary                   10/28/98